B

BROOKE

Annual Report

Bench Building



B BROOKE®


BROOKE

Dear Stockholders:

Bench Building was the theme used for the 2003 summit meeting of the top 50 managers in our company. During the meeting's opening session I emphasized, "Our ultimate success depends more on recruiting and retaining good people than on the soundness of our business plans." The sports metaphor, *Bench Building* was used to focus our company on the importance of employees in implementing our business plans and meeting our business objectives. Fittingly, this 2003 annual report is a celebration of our 400 plus employees.

Although *Bench Building* is the most important ingredient to our success, I believe that our business plans are sound and innovative. Therefore, before we celebrate our valued employees, I want to share my perspective on Brooke Corporation's business plans, corporate philosophy and competitive position. During 2003, we became much more visible to the investing community as the result of our listing on the American Stock Exchange. As I have discussed our company with investment professionals, business reporters and others this past year, I discovered that we need to do a better job of communicating how we differ from other public insurance brokers.


Number of Brooke Employees
152
227
402
2001
2002
2003

The fundamental principle of our company is that insurance, and other related services, are usually distributed more efficiently by local business owners than by employees of large corporations. We believe that business ownership, with the associated opportunity for wealth creation, is the ultimate tool for rewarding performance and motivating sales professionals. We believe that local business owners are more likely to satisfy their customers because they have made a significant investment in business ownership, and their investment goes away if their customers go away.

However, in order for local business owners to compete with large corporations, they must have competitively priced products, operational economies of scale, management depth, marketing staffs, branding and some of the other support that a large corporation provides to its employees. To use another sports metaphor, we *level the playing field* for local business owners because we help them succeed by providing that support. This activity is usually referred to as franchising, so our company is labeled a franchisor. Our franchise approach appears to be gaining traction. *In 2003 we were rated by Entrepreneur magazine as the #1 franchisor in our industry category and the 66th fastest growing US franchise.*


Number of Franchise Locations
106
163
234
2001
2002
2003

Unlike other publicly held insurance brokers, as a result of our emphasis on franchising and local business ownership, we promote de-consolidation of ownership with main street businesses instead of consolidation of ownership with Wall Street corporations.

Our franchisees tend to focus on selling insurance to consumers and smaller main street businesses. The resulting commissions are generated from the sale of insurance policies to a larger number of smaller accounts making revenues relatively reliable. Approximately 60% of our commission revenues are generated from the sale of personal insurance to consumers. This segment of the insurance buying clientele is largely ignored by many publicly held insurance brokers. *Even though our franchisees focus on selling smaller accounts, in 2003 we were recognized by Business Insurance magazine as the 58th largest insurance broker in the United States.*

Other publicly held insurance brokers typically focus on selling to large commercial customers that generate large commissions from each sale. As I previously noted, we believe the smaller profile of our franchisees' customers makes revenues more reliable. Consequently, a more reliable revenue stream makes businesses more valuable which is important to our franchisees when the time comes to sell their businesses and cash in their chips.



Retail Insurance Commissions
(in dollars)
20,895,000
27,966,000
40,294,000
2001
2002
2003

Ownership is a critical ingredient to operating smaller locations. Because our franchisees deal with smaller customer accounts and typically have a personal relationship with their customers, the revenues associated with each franchise location are relatively small. Annual revenues for each of our franchise locations are typically less than $1,000,000. Without the ownership incentives of a franchise organization, it would be difficult to manage an organization comprised of numerous small business locations which is probably the reason that most publicly held insurance brokers are not interested in acquiring smaller locations. However, because we believe in local ownership, we think that acquiring smaller locations is better. *Thanks to significant growth in 2003, we now have 234 total franchise locations.*

Insurance is a big part of our everyday lives and insurance sales are made by businesses that are not necessarily insurance agencies. Most of our company's business activity currently results from insurance sales by franchisees with an almost exclusive emphasis on property and casualty insurance policies. However, many businesses sell insurance as an important, although not primary, part of their business. For example, as part of financial planning, financial services practitioners may sell life insurance policies in conjunction with securities' sales. Even though the sale of investment products may be the primary source of revenues, insurance is important to financial services practitioners. Funeral home directors may sell life insurance policies to fund clients' funeral services as part of pre-need planning. Even though funeral services and related merchandise may be the primary source of revenues, insurance is important to funeral home directors. Unlike other publicly held insurance brokers, we also sell insurance through franchisees, such as funeral home directors, where insurance sales are incidental to their primary business activity.



Wholesale Insurance Commissions
(in dollars)
1,359,000
4,688,000
6,023,000
2001
2002
2003

Access to loans for acquisition of businesses is important to local business owners. Because local ownership is a critical part of our business plans, we make acquisition loans to our franchisees. Generally, other public insurance brokers are not in the business of lending to their agents because they employ producers to sell insurance instead of franchising local business owners.

Our loan loss experience has been excellent because we:

1) make loans in industries that we know very well as the result of our franchising experience,
2) provide a proven franchise business model to these borrowers, and
3) support their operations as franchisor.

The franchise model that helps franchisees succeed also preserves our collateral and helps ensure borrower performance.



Number of Participating Lenders
31
41
64
2001
2002
2003

To fund our loans, we have built a network of lenders, primarily community banks and finance companies, who purchase the loans that we originate to our franchisees. *Our lender network has grown to 64 lenders who had purchased loans with balances totaling more than $105,000,000 as of the end of 2003.*



Total Loan Portfolio
(in dollars)
37,943,000
60,353,000
115,471,000
2001
2002
2003

We want to leverage the relationships and underwriting expertise that we have gained from lending to franchisees. *Our portfolio of sold and inventoried loans exceeds $115,000,000, and we completed two loan securitizations in 2003.* We have built a knowledgeable loan underwriting staff and a professional loan sales staff. As a result, we are looking for additional ways to use our underwriting capabilities. During 2003, a credit enhancement, or financial guaranty, insurance policy was developed which insures repayment of loans that we originate through a Bermuda incorporated captive insurance company subsidiary. During 2003, 18 policies were issued providing coverage to participating lenders for loan balances totaling $3,800,000. Although still in the development stage, credit enhancement policies provide us with a way to pick up additional interest margins in the form of insurance premiums. If plans go as expected, we will one day launch a credit services specialty that provides loan brokers with access to loan funding, and our credit enhancement insurance policies will be used to attract participating lenders to provide loan funding.


Total Dividends
(in dollars)
1,414,000
166,000
317,000
2001
2002
2003

We are willing to take additional risk if we are adequately compensated and can manage the risk. Most public brokers prefer to rely on sales commissions because commissions are paid to them regardless of the underwriting profits, or losses, of the policy being sold. We have identified three specific areas that we are willing to take additional risk because we believe that we can manage our risk by directly controlling the underwriting process. First, we are sufficiently confident in our loan underwriting staff that we are willing to take additional credit risk with credit enhancement insurance policies as explained above. Second, we are willing to take additional credit risk by purchasing securities in our loan securitization pools that are subordinate to the securities purchased by all other investors but provide significantly higher rates of return if loan losses and prepayment rates are at acceptable levels. Third, because we are sufficiently confident in our insurance underwriting staff, we are willing to share with insurance companies, the underwriting risk on policies written through our brokerage subsidiary on selected types of insurance. This risk will be shared through another Bermuda incorporated captive insurance company subsidiary.

Our capital and dividend plan provides for the payment of an increasing share of the company's earnings as dividends on common stock. *Based on the February 27, 2004, closing stock price of $19.50 per share, the estimated annual yield is 4.1% when calculated using the current quarterly dividend rate of 20 cents per share.* Recent tax law changes reduced the "double taxation" penalty associated with dividends and made it more advantageous for stockholders to receive dividend income. Because our company's expansion in 2003 primarily resulted from acquisitions made by franchisees, we do not anticipate a significant increase in capital requirements for 2004 and will likely distribute a larger share of our earnings to shareholders. Unlike other publicly held brokers, our franchisees supply capital for growth by securing long term loans to acquire businesses and then converting them into Brooke franchises.

We consider our shareholders to be our most important constituency and profitability the most important measure of performance. *Our return on 2003 beginning stockholders' equity was 137%, and 2003 net profits grew by 187% which demonstrates that we again provided an excellent return to our investors.*


Dividends Per Share
$.31
$0.04
$0.07
2001
2002
2003

Unlike other public insurance brokers, we did not obtain an exchange listing in conjunction with an initial public offering by an investment bank. We completed small public offerings to Kansas residents in 1997, 2001 and 2002 that were sold by company officials. As a result of these offerings, we have a significant number of shareholders, and in 2003 we applied for a listing on the American Stock Exchange to provide our shareholders with additional liquidity. Those that purchased our stock in 1997 have seen their shares increase in value by more than 2,200%. *A $1,000 investment in Brooke Corporation stock in 1997 was worth $23,400 on February 27, 2004.*

Unlike many public companies, we do not provide "earnings guidance". Instead, we encourage investors to look at our performance record and familiarize themselves with our business plans. Although we are always glad to meet with investors, we are not necessarily disappointed by the lack of "coverage" by stock analysts or the lack of investment by institutional investors. The ultimate analysis of our company's performance will be historical results over a long period of time. Our philosophy is pay attention to business and the stock price will take care of itself.


Total Earnings
(in dollars)
695,000
1,450,000
4,160,000
2001
2002
2003

In 2003, we set a bold objective of "40n4" or $40,000,000 in net profits in four years. This long term objective was not set for the purpose of persuading investors to purchase our stock. In fact, pursuing the 40n4 objective by increasing recurring revenues will have an adverse effect on short term profits as we invest for the future. Pursuing the 40n4 objective will result in aggressive expansion of territory and personnel that will increase the risk associated with an investment in our company. The purpose of the 40n4 objective is not to provide guidance to investors. The purpose of the 40n4 objective is to provide guidance to employees when making monthly plans, setting monthly priorities and reviewing monthly results.

40n4 is a rallying cry for employee action. 40n4 is a bold and aggressive objective that signals to our employees that our company is bold and our culture is aggressive. Although we take a limited amount of credit and insurance underwriting risk, we are essentially a marketing company and must be motivated and aggressive to succeed. 40n4 permeates our corporate culture and has been communicated to all levels of employees.


Earnings Per Share
$0.15
$0.26
$0.79
2001
2002
2003

40n4 focuses employees on franchisees, our customers. Without franchisees, our company has no profits and no future. Virtually all of our profits result from our franchisees' business activities. The year 2003 was dedicated to our employees and *Bench Building*. Because we succeed when our franchisees succeed, the year 2004 is dedicated to our franchisees and *Leveling the Playing Field* so they can better compete. This initiative includes expanded marketing departments for each specialty, more Brooke Academy training, improved marketing web sites and a national franchise convention.

40n4 focuses employees on long term results. Although we feel the pressure of quarterly earnings announcements, we try to balance investor expectations of short term quarterly profits with a long term perspective. During recent planning presentations, I required all managers to explain how their 2004 plans will assist in reaching our 40n4 objectives. Currently, our company's profits are highly dependent on consulting and loan fees associated with franchisee acquisitions. These types of consulting and loan fees are important to reaching our 40n4 objectives because the corresponding profit margins are more than the margins for our other activities. However, if we are to achieve our 40n4 objective, then profits from acquisition oriented consulting and loan fees must be supplemented with other sources of revenue, preferably revenues that are recurring so that we have an established revenue base to jump start 2007. As such, an important component to achieving our 40n4 objective is the creation or expansion of alternative revenues that are recurring in nature. We have identified several such revenue sources including the following:

1) We believe that local ownership of insurance agencies is important. However, it is our experience that insurance agencies specializing in the sale of auto insurance, particularly the sale of insurance to drivers with a higher risk profile, are not typical insurance agencies. This type of agency is more dependent on management and organizational skills that are more characteristic of a larger organization like our company than on personal sales skills that are more characteristic of our franchisees. We plan to acquire and operate auto insurance agencies which will result in recurring revenues not related to acquisition oriented consulting and loan fees.

2) Although most of our franchisees prefer to acquire a business and then convert it to a franchise, some franchisees prefer to start a business using our business model and support system. In these instances, our plans are to provide a Start up Assistance Plan that provides specific consulting and financial assistance such as: 1) access to a line of credit loan during start up, 2) expanded training at the Brooke Academy, and 3) access to specialized marketing departments. The sale of the Start up Assistance Plans also results in revenues not related to acquisition oriented consulting and loan fees.

3) We plan to gradually change some of our lending activities so that fewer profits are recorded as a "gain on sale" at the time of a loan sale, and more profits are recorded as interest margin incomes over the life of the loan which also creates recurring revenues.

40n4 focuses employees on profits. As I noted above, profitability is our company's most important measure of performance. That is why our long term objective is based on profitability instead of revenues or market share. Meeting our 40n4 objective requires us to expand those activities with the largest profit margins. We are pursuing several such expansion plans including the following:

1) Because the consulting and loan activities performed in conjunction with franchisee acquisitions result in the highest profit margins for our company, we must significantly expand our geographic territory so that we have more consulting and lending opportunities. During 2003 we opened a regional office in Sacramento, California and expect expansion may result in more office openings.

2) We must expand and improve our marketing to prospective buyers and sellers. To accomplish this we are experimenting with new marketing mediums and have better organized the sales and marketing process.

It is our employees that must implement our business plans to meet our business objectives. Therefore, perhaps most importantly, 40n4 focuses our company on our employees and on *Bench Building*.



Implementation of our business plans depends largely on the management teams of our operating subsidiaries, and particularly the leadership of Shawn Lowry, President of Brooke Franchise Corporation, Michael Lowry, President of Brooke Credit Corporation and Michael Hess, President of CJD & Associates. Also critically important to implementation are corporate personnel such as Chief Financial Officer Leland Orr, General Counsel Anita Larson and Corporate Vice President Kyle Garst.

Our 2004 theme is *Leveling the Playing Field* and our focus is on franchisees, our customers. In conjunction, we are hosting our first national franchise convention in Las Vegas during October, 2004. We hope you will join us in Las Vegas to honor our franchisees.

Consistent with our 2003 *Bench Building* theme, the following pages celebrate our employees and their accomplishments during this past year. Thanks to our employees for making 2003 successful and thanks to you for your continuing support.

Robert D. Orr

Chairman and Chief Executive Officer

CONTENTS

General

The Company markets its franchise, brokerage and facilitator services to entrepreneurs operating insurance agencies and other businesses related to insurance sales. Management has organized a portion of its discussion and analysis into three segments: A franchisor segment which discusses the Company's retail insurance services, financial services and funeral services activities; an insurance brokerage segment which discusses the Company's wholesale insurance activities; and, a facilitator segment which discusses the Company's lending and consulting activities.

Most of the Company's revenues are from sales commissions paid to one of the Company's insurance agency subsidiaries by insurance companies for the sale of insurance policies on a retail basis through exclusive franchisees or on a wholesale basis through non-exclusive broker agents. Commission revenues typically represent a percentage of insurance premiums paid by policyholders. Premium amounts and commission percentage rates are established by insurance companies, so the Company has little or no control of the commission amount generated from the sale of a specific insurance policy. The Company primarily relies on the recruitment of additional franchisees and broker agents to increase commission revenue.

The Company's finance subsidiary generates most of its revenues from interest margins resulting from the origination of loans to the Company's franchisees and from gains on the sale of franchisee loans. The finance subsidiary funds its loan portfolio primarily through the sale of loan participation interests to other lenders and the sale of securities, backed by loan assets, to accredited investors. During 2003, the Company sold two issues of asset backed securities.

The Company's consulting subsidiaries generate most of their revenues from consulting with franchisees during the first months of business ownership and consulting with sellers on the sale of their insurance agencies, financial services practices and funeral homes.

In 2003, the Company set a bold objective of "40n4" or $40,000,000 in net profits in four years. This long-term objective was not set for the purpose of persuading investors to purchase the Company's stock. In fact, pursuing the 40n4 objective by increasing recurring revenues will have an adverse effect on short term profits as the Company invests for the future. Pursuing the 40n4 objective will result in aggressive expansion of territory and personnel that will increase the risk associated with an investment in the Company. The purpose of the 40n4 objective is not to provide guidance to investors. The purpose of the 40n4 objectives is to provide guidance to employees when making monthly plans, setting monthly priorities and reviewing monthly results.

Results of Operations

The Company's consolidated results of operations have been significantly impacted by the Company's expansion of territory and personnel in recent years. Revenues are expected to continue to increase in 2004 as a result of the foregoing.

The Company incurred a net profit of $4,159,744 or $.85 per share in 2003, compared to a net profit of $1,449,875 or $.27 per share in 2002 and a net profit of $695,408 or $.15 per share in 2001. Net profits have increased primarily because an increasing share of the Company's revenues result from the sale of consulting and lending services which typically have larger profit margins than those generated by the Company's insurance activities.

Total Company operating revenues increased to $65,967,040 in 2003 from $40,395,273 in 2002 and $24,494,157 in 2001. This represents an increase in total operating revenues of approximately 63.3% in 2003, approximately 64.9% in 2002, and approximately 74.2% in 2001. The increase in 2003 operating revenues is primarily attributable to an increase in insurance commissions. However, fees from consulting and other facilitator activities also increased significantly. This increase is primarily the result of the Company's continued expansion of its insurance agency operations.

Payroll expenses increased $4,340,283 in 2003, $2,901,885 in 2002 and $1,355,098 in 2001. This represents an increase in payroll expenses of approximately 61.9% in 2003, approximately 70.6% in 2002 and approximately 49.1% in 2001. Payroll expenses, as a percentage of total operating revenue, were approximately 17.2% in 2003, approximately 17.4% in 2002 and approximately 16.8% in 2001. Payroll expenses also increased primarily as a result of the Company's expansion of its insurance agency operations, the opening of additional service centers and the recent acquisitions of CJD & Associates and Texas All Risk General Agency.

Other operating expenses increased $5,408,558 in 2003, increased $2,279,524 in 2002, and increased $532,322 in 2001. This represents an increase in operating expenses of approximately 126.7% in 2003, approximately 114.5% in 2002, and approximately 36.5% in 2001. Other operating expenses, as a percentage of total operating revenue, were approximately 14.7% in 2003, approximately 10.6% in 2002, and approximately 8.1% in 2001. Other operating expenses also increased primarily as a result of the Company's expansion of its insurance agency operations, the opening of additional service centers and the recent acquisitions of CJD & Associates and Texas All Risk General Agency.

Bond interest expense increased $168,495 in 2003, increased $152,985 in 2002 and increased $159,431 in 2001. This represents an increase in bond interest expense of approximately 33.9% in 2003, approximately 44.5% in 2002, and approximately 86.5% in 2001. The increase is primarily attributable to the sale of additional debentures by the Company. Bond interest expense incurred by the Company is considered by the Company to be an operating expense because these funds are used to partially fund the Company's lending activities.

Interest expense increased $323,872 in 2003, increased $82,656 in 2002 and decreased $31,170 in 2001. This represents an increase in interest expense of approximately 128.4% in 2003, approximately 48.7% in 2002, and a decrease of approximately 15.5% in 2001. Interest expense, other than bond interest expense, is considered by the Company to be non-operating expense. This interest expense comparison excludes participating interest expense paid by the Company's finance company subsidiary, Brooke Credit Corporation, because all such interest is recorded as a reduction from interest income. Interest expense increased primarily as a result of increased notes payable balances to business sellers.

The following tables provide information regarding quarterly fluctuations during 2003, 2002 and 2001 in the Company's Notes Receivables, Notes Participation, Notes Payables and Bonds & Debentures Payables principal balances and in the corresponding weighted interest rates.

Notes Receivables Balances and Weighted Interest Rates

	2003 Principal	2003 Weighted Rate	2002 Principal	2002 Weighted Rate	2001 Principal	2001 Weighted Rate
1st Quarter	$70,544,910	8.15%	$44,624,455	8.66%	$24,659,364	12.43%
2nd Quarter	$81,770,147	8.04%	$47,068,649	8.93%	$30,097,209	12.08%
3rd Quarter	$92,722,713	7.99%	$50,529,294	8.71%	$34,606,346	11.74%
4th Quarter	$115,471,044	7.78%	$60,353,368	8.70%	$37,943,469	11.46%

Notes Participations Balances and Weighted Interest Rates

	2003 Principal	2003 Weighted Rate	2002 Principal	2002 Weighted Rate	2001 Principal	2001 Weighted Rate
1st Quarter	$66,097,572	5.98%	$41,118,345	7.49%	$24,185,280	11.84%
2nd Quarter	$75,558,561	5.15%	$44,547,039	7.87%	$29,653,127	11.44%
3rd Quarter	$84,103,920	5.92%	$49,038,830	8.05%	$33,521,508	11.01%
4th Quarter	$105,070,388	5.43%	$59,516,316	8.49%	$34,922,295	10.37%

Notes Payables Balances and Weighted Interest Rates

	2003 Principal	2003 Weighted Rate	2002 Principal	2002 Weighted Rate	2001 Principal	2001 Weighted Rate
1st Quarter	$7,007,462	5.17%	$6,384,691	3.45%	$2,522,635	5.36%
2nd Quarter	$8,177,726	5.35%	$7,125,008	4.96%	$3,537,330	5.66%
3rd Quarter	$12,268,110	5.18%	$4,561,190	5.01%	$4,984,001	5.54%
4th Quarter	$26,811,628	5.79%	$6,384,738	5.79%	$5,785,058	4.93%

Bonds & Debentures Payables Balances and Weighted Interest Rates

	2003 Principal	2003 Weighted Rate	2002 Principal	2002 Weighted Rate	2001 Principal	2001 Weighted Rate
1st Quarter	$7,484,000	8.98%	$5,385,000	9.218%	$2,825,000	9.85%
2nd Quarter	$7,429,000	8.99%	$5,385,000	9.218%	$2,825,000	9.85%
3rd Quarter	$7,429,000	8.99%	$5,385,000	9.218%	$2,825,000	9.85%
4th Quarter	$7,429,000	8.99%	$6,490,000	9.077%	$5,780,000	9.38%

Amortization expense increased $484,689 in 2003, $306,356 in 2002 and $79,321 in 2001. This represents an increase in amortization expense of approximately 95.8% in 2003, approximately 153.6% in 2002 and approximately 66.0% in 2001. Amortization expense increased primarily as a result of amortization of the Company's servicing asset, contract database and the acquisitions of CJD & Associates, LLC and Texas All Risk General Agency. Amortization expense also increased in 2002 as a result of the Company's reclassification of its investment in Brooke Life and Health, Inc

Depreciation expense increased $129,423 in 2003, $62,240 in 2002, and decreased $44,442 in 2001. This represents an increase in depreciation expense of approximately 42.7% in 2003, approximately 25.8% in 2002, and a decrease of approximately 15.6% in 2001. Depreciation expense increased primarily as a result of the Company's acquisition/renovation of the Company's processing center facility in Phillipsburg, Kansas in 2002, the renovation of the Company's national office facility in Overland Park, Kansas in 2003 and the acquisition of equipment associated with CJD & Associates, LLC.

The accounts and notes receivable asset category is comprised of customer receivable balances, notes receivable balances and accrued interest on notes receivables. Customer receivables were $4,460,925, $7,970,282 and $4,327,544 on December 31, 2003, 2002 and 2001, respectively. This represents a decrease in customer receivables of approximately 44.0% in 2003, an increase of approximately 84.2% in 2002, and an increase of approximately 85.6% in 2001. Customer receivables decreased primarily because the Company's finance company subsidiary provided line of credit financing to franchisees beginning in 2003. Some items in the past were recorded as account receivable that are now recorded on the line of credit note. Notes receivables were $10,809,545, $837,052 and $3,021,174 on December 31, 2003, 2002 and 2001, respectively. This represents an increase in notes receivables of approximately 1,191.4% in 2003, a decrease of approximately 72.3% in 2002 and an increase of approximately 1,598.9% in 2001. Notes receivables balances vary, sometimes significantly, from year to year as the result of management's decision to temporarily retain more, or less, loans in its "held for sale" portfolio based on the funds available to the Company. Accrued interest was $734,352, $429,211 and $461,970 on December 31, 2003, 2002 and 2001, respectively. This represents an increase in accrued interest of approximately 71.1% in 2003, a decrease of approximately 7.1% in 2002, and an increase of approximately 136.1% in 2001. Accrued interest increased in 2003 as a result of the increase in the loan portfolio. Although a loss allowance was made for the Company's long-term loss exposure related to its recourse liability on loans sold to participating lenders, no loss allowance has been made for the Company's accounts and notes receivables because these assets have a short-term exposure to loss and the Company has experienced limited credit losses. All of the Company's notes receivables are held for sale and typically sold within a short period of time. Most of the Company's accounts receivables are franchisee obligations that are paid at the next monthly statement settlement so accounts receivables are typically paid within 30 days.

Other receivables were $1,698,033, $2,220,619 and $879,072 on December 31, 2003, 2002 and 2001, respectively. This represents a decrease in other receivables of approximately 23.5% in 2003, an increase of approximately 152.6% in 2002, and an increase of approximately 346.4% in 2001. Agent receivables associated with commission refunds comprise the largest part of the other receivables asset category. The recent decrease in other receivables is primarily attributable to the decreased level of agent receivables associated with the Company's Buyers Assistance Plans.

Deposits were $363,133, $58,141 and $0 on December 31, 2003, 2002 and 2001, respectively. This represents an increase in deposits of approximately 524.6% in 2003. Deposits increased primarily as a result of deposits associated with the Company's recent securitizations and industrial revenue bond payment account.

Prepaid expenses were $534,461, $503,899 and $328,912 on December 31, 2003, 2002 and 2001, respectively. This represents an increase in prepaid expenses of approximately 6.1% in 2003, an increase of approximately 53.2% in 2002, and an increase of approximately 122.8% in 2001. The prepaid expense asset category is primarily comprised of expenses attributable to the Company's public offering and sale of bonds and debentures that are amortized over a period ending at bond or debenture maturity.

Accounts payable were $5,540,269, $5,181,975 and $2,299,366 on December 31, 2003, 2002 and 2001, respectively. This represents an increase in accounts payable of approximately 6.9% in 2003, an increase of approximately 125.4% in 2002, and an increase of approximately 39.3% in 2001. The accounts payable liability category is comprised of producer payables, payroll payables and other accrued expenses. The increase in payables results from expansion of the Company's operations.

Premiums payable were $7,153,675, $4,415,188, and $2,256,732 on December 31, 2003, 2002 and 2001, respectively. This represents an increase in premiums payable of approximately 62.0% in 2003, an increase of approximately 95.6% in 2002, and an increase of approximately 14.7% in 2001. The premiums payable liability category is comprised of amounts due to insurance companies for premiums that are billed and collected by the Company's franchisees. This liability has increased primarily as a result of expansion of the Company's operations and the acquisitions of CJD & Associates, LLC and Texas All Risk General Agency.

During 2003, there was a reduction in the Company's retained earnings of $1,956,642 because the Company's stock dividend of 3,819,615 shares at $1.00 par value per share exceeded its paid in capital of $1,862,973 and the excess over the paid in capital was allocated to retained earnings.

During 2002, William Tyer and Gerald Lanio agreed to cancel any debt owed to them by the Company resulting from the Company's acquisition of Interstate Insurance Group, LTD in June 2000. Messrs. Tyer and Lanio were motivated to cancel this debt because the purchase agreement structure resulted in some potential adverse income tax consequences to the sellers. As consideration for the cancellation of the remaining principal balance of $643,246 owed by the Company to Messrs. Tyer and Lanio, the Company amended Tyer's and Lanio's employment agreements to provide for bonus payments equal to 30% of the amount that Interstate Insurance Group LTD's net quarterly commissions exceed $20,691 during the period beginning on June 30, 2002 and ending June 30, 2005.

Income Taxes

The Company's effective tax rate on income was 33.0% in 2003, 34.0% in 2002 and 34.0% in 2001. On December 31, 2003, the Company also recorded a current income tax liability of $1,623,991. The Company also recorded a deferred tax liability of $188,684 due to accumulated other comprehensive income that resulted from the sale of notes receivables to participating banks. The Company had recorded a deferred tax asset of $159,637 as of December 31, 2002 from the tax benefits resulting from prior period losses. During 2003 all such remaining tax benefits were used.

Analysis by Segment

The Company's three reportable segments are Franchise Services, Insurance Brokerage and Facilitator Services. The Franchise Services segment includes discussion and analysis of the Company's sale of insurance, financial, funeral and credit services to customers on a retail basis through franchisees. The Insurance Brokerage Segment includes the sale of insurance on a wholesale basis through the Company's franchisees and others. Facilitator Services Segment includes the sale of those services, such as lending and consulting, which facilitate the transfer of ownership to franchisees and others.

Insurance Franchise Segment

Insurance commissions, primarily from policies sold on a retail basis through franchisees, increased $12,328,022 in 2003, $7,070,905 in 2002 and $7,144,152 in 2001. This represents increases in retail insurance commissions of approximately 44.1% in 2003, approximately 33.8% in 2002 and approximately 51.9% in 2001. Retail insurance commissions have increased primarily as a result of the Company's continued expansion.

Commission expense paid to franchisees increased $9,482,113 in 2003, $7,986,759 in 2002, and $6,184,158 in 2001. This represents increases in franchisee commission expense of approximately 39.2% in 2003, approximately 49.2% in 2002, and approximately 61.6% in 2001. Commission expense increased because commission income increased and franchisees are typically paid a share of commission income. Commission expense represents approximately 83.6% of 2003 retail insurance commissions, approximately 86.6% of 2002 retail insurance commissions and approximately 77.6% of 2001 retail insurance commissions.

Profit sharing commissions, or the Company's share of insurance company profits on policies written by franchisees, increased $1,547,393 in 2003, decreased $90,117 in 2002 and increased $233,956 in 2001. This represents an increase in profit sharing commissions of approximately 251.9% in 2003, a decrease of approximately 12.8% in 2002 and an increase of approximately 49.7% in 2001. Profit sharing commissions represented approximately 5.4% of 2003 retail insurance commissions, approximately 2.2% of 2002 retail insurance commissions, and approximately 3.4% of 2001 retail insurance commissions. Profit sharing commissions increased because insurance company profits increased on policies written by franchisees.

Retail insurance commissions are reduced by the estimated amount of commission refunds resulting from future policy cancellations. Revenue was correspondingly decreased by $10,377, $30,563 and $63,276 for 2003, 2002 and 2001 respectively. A commission refund liability has been accrued in the amounts of $337,782, $327,405 and $296,842 on December 31, 2003, 2002 and 2001, respectively. This represents increases in the commission refund liability of approximately 3.2% in 2003, approximately 10.3% in 2002 and approximately 27.1% in 2001. The commission refund liability increased at a slower rate than commission income because the Company's cancellation rates are improving.

Twenty-four months after initial conversion of an acquired business into a Company franchise, or twenty-four months after the startup of a new Company franchise, the Company considers the franchise as seasoned and the comparison of current to prior year revenues as a reliable indicator of franchise success. A total of 87 franchise locations began their franchise relationship with the Company prior to 2001 and have not purchased or sold a business since starting. Overall revenues of those franchise locations increased 5.25% from 2002 to 2003 and the average growth rate of individual franchise locations was 5.81%. In previous filings, the Company provided an analysis of operating profit margins from Franchise Services. However, this analysis appears less relevant because the Company is often willing to accept lower operating profit margins from the Franchise Services segment to create revenues for the Facilitator Services segment at relatively higher profit margins.

Insurance Brokerage Segment

Insurance brokerage operations have become a significant part of the Company's business as a result of the Company's acquisition of CJD & Associates, LLC in 2002 and Texas All Risk General Agency in 2003. Prior to 2002, commissions from insurance brokerage were not considered significant enough to warrant discussion in a separate segment and were therefore discussed in the Franchise Services segment. Insurance brokerage commission revenues were $5,412,288 in 2003 and $2,573,606 in 2002. This represents an increase in commission revenues of approximately 110.3% in 2003. Insurance brokerage commission expense paid to agents was $2,259,555 in 2003 and $1,148,456 in 2002. This represents an increase in commission expense of approximately 96.7% in 2003. Commission expense represents approximately 41.7% of 2003 insurance brokerage commissions and approximately 44.6% of 2002 insurance brokerage commissions. Insurance brokerage profit sharing commissions were $183,537 in 2003 and $0 in 2002. Profit sharing commissions represent approximately 3.4% of 2003 insurance brokerage commissions.

Brokerage insurance commissions are reduced by the estimated amount of commission refunds resulting from future policy cancellations. Revenue was correspondingly decreased $3,207 and $42,972 for 2003 and 2002, respectively. Commission refund liabilities were accrued in the amounts of $350,295 and $106,436 on December 31, 2003 and 2002, respectively. This represents an increase in commission refund liability of approximately 229.1% in 2003. The commission refund liability increased primarily from the purchase of Texas All Risk General Agency which had a $240,652 commission refund liability on the date of purchase.

Facilitator Services Segment

One of the most significant of the Company's facilitator services is lending through its finance company subsidiary. Most of the Company's loans are made to franchisees for the purpose of acquiring insurance agencies, although the Company has made an increasing amount of loans to franchisees for acquiring other insurance-related businesses such as financial services practices and funeral homes. Net interest income and gross servicing income were $1,753,342, $736,715 and $74,594 in 2003, 2002 and 2001 respectively, resulting in an increase of approximately 138.0%, an increase of approximately 887.6% and a decrease of approximately 28.9%, respectively. When analyzing the impact that net interest margins and gross servicing income have on the Company's overall finance company operations, consideration should be given to amortization of the Company's servicing asset and subsequent adjustments to the Company's interest receivable asset referenced in the following discussion on loan participation sales and asset backed securities sales.

Revenues of $4,368,059, $2,762,673 and $507,670 were recorded during 2003, 2002 and 2001, respectively, to realize a gain on the sale of notes receivables from recognition of the servicing asset and interest receivable asset resulting from the sale of loan participations and asset backed securities. The increase in revenues from gains on sales of notes receivables is primarily the result of an increase in the loan portfolio.

As part of its finance company's operations, the Company typically sells most of the insurance agent loans it originates to lenders as participation interest and to accredited investors as asset backed securities. As such, gains or losses were recognized, loans were removed from the balance sheet and residual assets, representing the present value of future cash flows, were recorded. Loan participation and asset backed securities sales have made a significant impact on the Company's financial condition and results of operations. The following discussion describes this impact on the Consolidated Statements of Income, Consolidated Balance Sheets and the credit quality of the off-balance sheet loans sold with recourse.

In all sales of participations in franchisee loans, the Company retains servicing responsibilities for which it typically receives annual servicing fees ranging from .25% to 1.375% of the outstanding balance. A gain is recognized immediately upon the sale of a loan participation when the annual servicing fees exceed the cost of servicing, which is estimated at .25% of the outstanding loan balance. In those instances where annual service fees received by the Company are less than the cost of servicing, a loss is immediately recorded. The gain or loss associated with loan servicing is determined based on a present value calculation of future cash flows from servicing the underlying loans, net of prepayment assumptions. In 2003, 2002 and 2001, the net gains from loan servicing totaled $1,076,617, $1,244,189 and $304,781 respectively which included gains from servicing benefits of $1,076,617, $1,263,213 and $332,325, respectively, and losses from servicing liabilities of $0, $19,024 and $27,544, respectively. The decrease in net gains from loan servicing benefits and servicing losses is primarily the result of the sale of notes receivable as part of the securitizations. In addition to loan servicing fees, the Company often retains interest income when participation interests or assets backed securities are sold. The Company records a gain on sale for the interest benefit based on a present value calculation of future cash flows of the underlying loans. The Company's right to interest income on loan participation sales is not subordinate to the investor's interests and the Company shares interest income with investors on a prorata basis. In the case of assets backed securities, the Company's right to interest income on loan sales is subordinate to the investor's interest. Although, not subordinate to investor's interests, the Company's retained interest is subject to credit and prepayment risks on the transferred financial assets. In those instances where the Company provides recourse, a reduction is recorded based on a present value calculation of future cash flows of the underlying loans. In 2003, 2002 and 2001, the net gains from interest benefits totaled $3,291,442, $1,518,484 and $202,889, respectively, which included gross gains from interest benefits of $4,199,621, $1,752,596 and $233,500, respectively, and losses from write down of retained interest asset to fair market value of $908,179, $234,112 and $30,611, respectively. The above net gains from interest benefits reflect the interest benefits derived from the loans sold to Brooke Acceptance Company, LLC and Brooke Captive Credit Company 2003, LLC in the securitization. The increase in net gains from interest benefits is primarily the result of a larger loan portfolio and the resulting loan participation sales. Gains from servicing and interest benefits are typically non-cash gains as the Company receives cash equal to the carrying value of the loans sold. The Company has allocated the previous carrying amount between the assets sold and the corresponding retained interests, however, cash in excess of the previous carrying amount is not generated by loan sales. A corresponding adjustment has been made on the Statement of Cash Flows to reconcile net income to net cash flows from operating activities.

Underlying assumptions used in the initial determination of future cash flows on the participation loans and asset backed securities accounted for as sales include the following:

	Agency Loans (Adjustable Rate Stratum)	Agency Loans (Fixed-Rate Stratum)
Prepayment speed*	10%	8%
Weighted average life	110.2 months	56.2 months
Expected credit losses*	.50%	.21%
Discount Rate*	8.5%	8.5%

*Annual rates

Gain-on-sale accounting requires management to make assumptions regarding prepayment speeds and credit losses for participated loans and asset back securities. The performances of these loans are extensively monitored and adjustments to these assumptions will be made if necessary.

The impact from the sale of loan participations and asset backed securities can be seen in several areas of the Company's balance sheet. The most significant has been the removal of loans that the Company continues to service. On December 31, 2003, 2002 and 2001, the balances of those off-balance sheet assets totaled $105,070,388, $59,516,316 and $34,922,295, respectively. The increased level of off-balance sheet assets is primarily the result of a larger loan portfolio and the resulting loan participation and asset backed securities sales.

In connection with the recognition of non-cash gains for the servicing benefits of loan participation sales, the present value of future cash flows were recorded as a servicing asset. Components of the servicing asset as of December 31, 2003 were as follows:

Estimated cash flows from loan servicing fees	$3,478,711
Less:	
Servicing Expense	(841,746)
Discount to Present Value	(533,367)
Carrying Value of Retained Servicing Interest in Loan Participations	$2,103,598

In connection with the recognition of non-cash losses for the servicing liabilities of loan participation sales, the present value of future cash flows were recorded as a servicing liabilities. Components of the servicing liability as of December 31, 2003 were as follows:

Estimated cash flows from loan servicing fees	$ 0
Less:	
Servicing expense	63,968
Discount to present value	18,276
Carrying Value of Retained Servicing Liability in Loan Participations	$45,692

In connection with the recognition of non-cash gains for the interest benefits of loan participation sales, the present value of future cash flows were recorded as an interest receivable asset and included in investment securities. Components of the interest receivable asset as of December 31, 2003 were as follows:

Estimated cash flows from interest income	$3,770,064
Less:	
Estimated credit losses *	(242,396)
Discount to present value	(407,290)
Carrying Value of Retained Interest in Loan Participations	$3,120,378

* Estimated credit losses from liability on sold recourse loans with balances totaling $14,130,923 on December 31, 2003. Credit loss estimates are based upon experience, delinquency rates, collateral adequacy, market conditions and other pertinent factors.

In connection with the recognition of non-cash gains for the interest benefits of asset backed securities sales, the present value of future cash flows were recorded as an interest receivable asset and included in investment securities. Components of the interest receivable asset as of December 31, 2003 were as follows:

Estimated cash flows from interest income	$2,877,969
Less:	
Estimated credit losses *	0
Discount to present value	(878,933)

Carrying Value of Retained Interest in Asset Backed Securities	$1,999,036

The following table presents a summary of various indicators of the credit quality of off-balance sheet recourse loans at December 31, 2003:

Net charge offs*	$0
Recourse loans sold	$14,130,923
Estimated credit losses provided for	$242,396
Estimated credit losses to recourse loans sold at period end	1.71%
Estimated Credit Loss Rates:	
Annual basis (variable rate)	.50%
Annual basis (fixed rate)	.21%
Percentage of original balance	1.73%
Delinquency rates:	
30 to 89 days*	0%
90 days or more*	0%

*Although no amounts of recourse loans were charged off for the period ending December 31, 2003 and no loans were delinquent 30 days or more as of December 31, 2003, it is likely that loan delinquencies and loan

The Company facilitator services also include consulting with, and otherwise assisting, buyers and sellers of insurance agencies, financial services practices and funeral homes. Revenues from consulting related activities (facilitator fees, buyer's assistance plan fees, gains on business sales and business seller discounts) totaled $13,103,246, $6,147,630 and $2,716,053 for 2003, 2002 and 2001, respectively. Facilitator fee income increased primarily because of the Company's increasing emphasis on fee income and increased levels of business acquisitions by franchisees.

Revenues from consulting services provided to sellers have been differentiated from revenues for gains on sale of businesses, such as insurance agencies, financial services practices and funeral homes. Gains on sale of businesses represent the net gains received for the sale of businesses directly acquired by the Company and held in its inventory. When the Company purchases businesses directly into its inventory, a portion of the purchase price is usually deferred. If the Company is reasonably confident that the purchase agreement representations were accurate and no significant transitioning problems are identified, then the Company may offer to prepay the remaining amounts due to sellers if the remaining balance is discounted. Although recorded as "Gains on extinguishment of debt", seller discounts are not considered extraordinary income because they occur frequently and are considered recurring factors in the evaluation of the Company's operating processes. Revenues from seller consulting fees, gains on sale of businesses and seller discounts are recognized immediately because the Company has no continuing obligation.

The Company provides consulting and other assistance to business owners during the first months of business ownership through a Buyers Assistance Plan ("BAP") program. The Company records BAP income using the percentage of completion accounting method, so $771,076, $1,666,417, and $928,232 of BAP income was deferred as of December 31, 2003, 2002 and 2001, respectively. The Company's profitability is substantially the result of fee income from its facilitator activities which are typically associated with the purchase and sale of insurance agencies, financial services practices and funeral homes. As such, the value of those businesses and the buyer's financial performance are important to the Company's prospects. The Company is not aware of any systemic adverse profitability or cash flow trends being experienced by buyers of its businesses. The performance of the Company's loan portfolio appears to substantiate this conclusion.

The Company's business includes the buying and selling of businesses, primarily insurance agencies, held in inventory. None of the agencies purchased by the Company during 2003 and 2002 had previously been purchased by the Company within the prior twenty-four month period. However, eight of the agencies purchased by the Company during 2001 had been previously purchased by the Company. The number of twice-purchased agencies is an important indicator of the Company's success in recruiting qualified buyers. The purchase prices of those agencies twice-purchased by the Company totaled $3,946,484 when first purchased into inventory and $3,743,978 when purchased into inventory the second time. Twice-purchased agencies are typically sold by the Company to unaffiliated third parties soon after purchase. As the result of the sale by the Company of twice-purchased agencies, the Company recorded a net loss of $223,402 and a net gain of $168,121 for the years of 2002 and 2001 respectively. BAPs are not provided to buyers of agencies that have already transitioned into the Company's Franchise system, so BAPs are not typically provided when the Company sells twice-purchased agencies from inventory.

When the Company sells agencies from its inventory, agency value is usually dependent to a significant extent on the cooperation of the original agency seller during ownership transition. Although the seller's cooperation is provided for in the corresponding purchase agreement, it is the Company's experience that seller cooperation is more likely and enthusiastic if the seller has a continuing financial investment. As such, the Company negotiates to defer payment of a portion of the purchase price as additional leverage for seller cooperation. In some cases the Company negotiates the retention of certain insurance policies or level of commissions in the future. If the retention is not met an adjustment is made to the amount of the deferred payment. Sellers usually prefer that the Company, not the ultimate agency buyer, remain obligated for the amounts due sellers because sellers have indicated that they believe repayment is more likely from the Company than from agency buyers. However, the Company does not receive any reimbursement from agency buyers for interest expenses on amounts due to sellers, so the Company negotiates with sellers for low interest rates, preferably zero. The Company does not pay off sellers when an agency is sold to the ultimate agency buyer but instead waits until such time as the Company believes that no significant ownership transitioning issues remain or the retention period has expired.

Liquidity and Capital Resources

The balances of the Company's cash and cash equivalents were $13,740,543, $7,210,318 and $4,787,869 at December 31, 2003, 2002 and 2001, respectively. The Company's current ratios (current assets to current liabilities) were 1.83, 1.47 and 1.45 at December 31, 2003, 2002 and 2001, respectively. The increase of the Company's current ratio from 2002 to 2003 is primarily due to an increase in securities related to the Company's loan securitizations in 2003, the purchase of which was primarily financed with long-term debt. The increase of the Company's cash from 2002 to 2003 is primarily due to an increase in long-term debt. The increase of the Company's cash from 2001 to 2002 is primarily the result of liquidation of the Company's loan portfolio. The increase of the Company's cash and current ratio from 2000 to 2001 is primarily due to an increase in long-term debt, particularly bond and debentures payables, and seller financing. The Company has increased its cash balances to take advantage of business opportunities such as increasing agency inventory, negotiating seller discounts and attracting suppliers. Correspondingly, the Company's current ratio and cash balances will be adversely affected if business, primarily insurance agency, inventory increases or seller loan balances are prepaid. The Company's cash and cash equivalents increased a total of $6,530,225 from December 31, 2002 to December 31, 2003. During 2003, net cash of $3,047,501 was used in operating activities. Cash of $9,972,493 was used to fund an increase in notes receivable which is the primary reason for the Company's negative operating cash flow. Cash of $3,509,357 was provided by an accounts receivable decrease which primarily resulted from increased loan balances to franchisees for payment of franchisee statement balances. Cash of $3,096,782 was provided by an increase in accounts and expenses payable which primarily resulted from a $2,738,487 increase in premiums due to insurance companies. Net cash of $4,123,642 was used to fund investing activities. A large net cash inflow resulted from business, primarily insurance agency, inventory transactions as cash proceeds of $17,314,737 from sales of business inventory exceeded cash payments of $10,013,961 for purchases of business inventory primarily because cash payments for part of the business purchase prices were deferred. A large cash outflow of $8,516,213 resulted from the Company's purchase of securities related to the Company's loan securitizations in 2003. Net cash of $13,701,368 was provided by financing activities with $14,175,889 of cash provided by loan proceeds on long-term debt and $2,000,000 of cash provided by loan proceeds on short term line of credit borrowings.

The Company's cash and cash equivalents increased a total of $2,422,449 from December 31, 2001 to December 31, 2002. During 2002, net cash of $3,954,847 was provided from operating activities. Cash of $2,158,456 was provided by an increase in premiums due to insurance companies and cash of $738,185 was provided by an increase in unearned BAP fees. Cash of $1,341,547 was used to fund an increase in other receivables. During 2002, net cash of $1,335,069 was provided by investing activities. A large net cash inflow resulted from business, primarily insurance agency, inventory transactions as cash proceeds of $12,400,359 from sales of business inventory exceeded cash payments of $7,083,787 for purchases of business inventory primarily because cash payments for part of the business purchase prices were deferred. Cash payments of $2,224,816 were used for purchases of long term investments in agencies that were not classified as inventory. Cash payments of $1,756,687 were used for purchases of property and equipment, primarily associated with the acquisition and renovation of a new processing center facility. During 2002, net cash of $2,867,467 was used in financing activities with $5,556,573 of cash used for payments on long-term seller debt.

The Company's cash and cash equivalents increased a total of $3,104,356 from December 31, 2000 to December 31, 2001. During 2001, net cash of $3,597,808 was used in operating activities. Cash of $6,088,208 was used to fund an increase in total operating assets that exceeded a $1,930,036 source of cash resulting from an increase in total operating liabilities during the same period. The increase in operating assets exceeded the increase in operating liabilities largely as a result of a

$2,962,270 increase in the Company's loan portfolio, a $266,332 increase in associated loan interest receivables and a $1,996,192 increase in customer receivables. During 2001, net cash of $3,273,488 was provided by investing activities. The Company used cash for the purpose of acquiring $232,450 in property and equipment. The Company also acquired businesses, primarily insurance agencies, for resale to franchisees and an additional $3,505,938 of cash was provided from these activities as $6,546,531 in cash was provided from reduction of business inventory with $3,040,593 in cash used to fund increases in business inventory. During 2001, net cash of $3,428,676 was provided from financing activities with most of the cash provided by net bond issuances of $3,800,000.

When analyzing the Company's cash flow and cash balances, consideration should be given to the factors discussed below. If necessary, the Company believes it can increase cash flow from operating activities within a relatively short period of time by liquidating its notes receivable portfolio because the sale of note, or loan, participations is one of the Company's primary business activities. The Company's business also includes the buying and selling of businesses, primarily insurance agencies held in inventory, however gains on sale of inventory have been excluded as an operating source of cash because changes in inventory have been classified as an investing activity. The Company believes that it can increase cash flow from investing activities within a relatively short period of time by liquidating its business inventory.

When analyzing the Company's intangible assets, consideration should be given to the factors discussed below. The Company's "Other Assets" account balances totaled $6,170,340, $3,910,810 and $1,920,714 on December 31, 2003, 2002 and 2001 respectively and are comprised primarily of intangible accounts such as excess of cost over fair value of net asset and servicing assets. If the Company's total assets are adjusted to exclude Other Assets, then the Company's total liabilities exceeded its total adjusted assets by $391,344, $870,138 and $1,441,575 on December 31, 2003, 2002 and 2001, respectively. Future Company acquisitions will likely increase the Other Assets account balances and will likely result in total liabilities exceeding adjusted total assets in future periods. The Company's "Investment in Businesses" account balances of $366,983, $402,703 and $867,320 on December 31, 2003, 2002 and 2001, respectively, represent the cost, or market value if lower, of businesses, primarily insurance agencies, held in inventory for resale to franchise agents. Although intangible, the Company believes that business inventory assets differ from other intangible assets, because business inventory is held for a relatively short period of time and has a recently demonstrated value.

The Company believes that its existing cash, cash equivalents and funds generated from operating, investing and financing activities will be sufficient to satisfy its normal financial needs. Additionally, the Company believes that funds generated from future operating, investing and financing activities will be sufficient to satisfy its future financing needs, including the required annual principal payments of its long-term debt and any future tax liabilities.

Related Party Loans

The Company's related party loans and other information are summarized in footnote number 11 to the Company's Consolidated Financial Statements for the year ended December 31, 2003.

Critical Accounting Policies

The Company's established accounting policies are summarized in footnote number 1 to the Company's Consolidated Financial Statements for the year ended December 31, 2003. As part of its oversight responsibilities, management continually evaluates the propriety of its accounting methods as new events occur. Management believes that its policies are applied in a manner which is intended to provide the user of the Company's financial statements a current, accurate and complete presentation of information in accordance with Generally Accepted Accounting Principles.

When recognizing insurance commission revenues, management makes assumptions regarding future policy cancellations which may result in commission refunds and sets up a corresponding reserve. When recognizing consulting and other revenues associated with the assistance provided to agent buyers, management makes assumptions regarding when service is performed and the amount of assistance provided. When recognizing the gain on sale revenues associated with the sale of loan participations and asset backed securities sales, management makes key economic assumptions regarding loan prepayment speeds, credit losses and discount rates as required by SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"*.

The Company applies the purchase method of accounting to its acquisitions. Under this method, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective fair market values, with the excess recorded as goodwill. Such fair market value assessments require judgments and estimates. Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets", amounts recorded as goodwill will be subject to annual evaluation of impairment which can result in declines in the carrying value of assets recorded as goodwill.

With respect to the previously described critical accounting policies, management believes that the application of judgments and assumptions is consistently applied and produces financial information which fairly depicts the results of operations for all years presented.

Off Balance Sheet Arrangements

The Company's off balance sheet arrangements and other information are summarized in footnote number 2 to the Company's Consolidated Financial Statements for the year ended December 31, 2003. The Company uses off balance sheet arrangements to fund loan originations.

Contractual Obligations

The following table summarizes the contractual obligations of the Company at December 31, 2003.

Contractual Obligations		Payments due by period				
		Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$	31,192,378	6,421,582	13,530,564	4,994,686	6,245,546
Capital Leases	$	735,000	70,000	150,000	170,000	345,000
Operating Leases	$	3,844,885	739,046	1,520,319	1,187,841	397,679
Total Contractual Obligations	$	35,772,263	7,230,628	15,200,883	6,352,527	6,988,225

Brooke Corporation
Consolidated Balance Sheets
December 31, 2003 and 2002

Assets

		2003		2002
Current Assets				
Cash	$	13,740,543	$	7,210,318
Accounts and notes receivable, net		16,004,822		9,236,545
Note receivable, parent company		-		608,189
Other receivables		1,698,033		2,220,619
Securities		11,381,168		1,198
Interest-only strip receivable		3,120,378		1,883,276
Deposits		363,133		58,141
Prepaid expenses		534,461		503,899
Total Current Assets		46,842,538		21,722,185
Investment in Business		366,983		402,703
Property and Equipment				
Cost		6,055,262		4,173,940
Less: Accumulated depreciation		(2,577,393)		(1,854,952)
Net Property and Equipment		3,477,869		2,318,988
Other Assets				
Excess of cost over fair value of net assets		3,646,300		2,309,627
Less: Accumulated amortization		(653,466)		(405,749)
Prepaid finders fee		-		13,832
Contract database		666,592		68,855
Servicing asset		1,723,343		1,238,984
Agency asset		399,035		317,126
Restricted cash		388,536		208,498
Deferred tax asset		-		159,637
Net Other Assets		6,170,340		3,910,810
Total Assets	$	**56,857,730**	$	**28,354,686**

Brooke Corporation
Consolidated Balance Sheets
December 31, 2003 and 2002

Liabilities and Stockholders' Equity

Current Liabilities		**2003**		**2002**
Accounts Payable	$	5,540,269	$	5,181,974
Premiums payable to insurance companies		7,153,675		4,415,188
Unearned buyer assistance plan fees		771,076		1,666,417
Accrued commission refunds		688,077		327,405
Unearned insurance premiums		15,000		-
IBNR loss reserve		76,645		-
Income tax payable		1,623,991		-
Deferred income tax payable		188,684		-
Short-term debt		3,048,247		991,646
Current maturities of long-term debt		6,491,578		2,272,159
Total Current Liabilities		25,597,242		14,854,789
Non-current Liabilities				
Servicing liability		45,692		53,292
Long-term debt less current maturities		25,435,800		10,405,933
Total Liabilities		51,078,734		25,314,014
Stockholders' Equity				
Common stock, $1 par value, 9,500,000 shares authorized, 4,667,424 and 774,973 shares issued and 4,667,424 and 763,923 shares outstanding		4,667,424		774,973
Preferred stock, $75 par value, 1,000 shares authorized, 0 and 781 shares issued and outstanding		-		58,600
Preferred stock, $25 par value, 464,625 shares authorized, 49,667 shares issued and outstanding		1,241,675		1,241,675
Preferred stock, $32 par value, 34,375 shares authorized, 24,331 shares and outstanding issued		778,592		778,592
Less: Treasury stock, 0 and 11,050 shares at cost		-		(39,500)
Additional paid-in capital		29,442		1,875,333
Retained earnings (deficit)		(1,304,405)		(1,868,981)
Accumulated other comprehensive income		366,268		219,980
Total Stockholders' Equity		5,778,996		3,040,672
Total Liabilities and Stockholders' Equity	$	**56,857,730**	$	**28,354,686**

Brooke Corporation
Consolidated Statements of Income
Years ended December 31, 2003 and 2002

	2003	2002
Operating Income		
Insurance commissions	$ 45,706,447	$ 30,539,743
Interest income (net)	1,818,948	736,715
Facilitator fees	4,108,607	1,589,254
Gain on sale of businesses	418,012	165,226
Buyer assistance plan fees	8,571,627	3,954,444
Gain on sale of notes receivable	4,368,059	2,762,673
Gain on extinguishment of debt	5,000	438,706
Insurance premiums earned	283,409	-
Policy fee income	610,313	172,717
Other income	76,618	35,795
Total Operating Income	65,967,040	40,395,273
Operating Expenses		
Commissions expense	35,948,509	25,355,297
Payroll expense	11,354,816	7,014,533
Depreciation and amortization	1,423,321	809,210
Other operating expenses	9,679,136	4,270,578
Insurance loss and loss expense incurred	76,645	-
Bond interest expense	665,152	496,657
Total Operating Expenses	59,147,579	37,946,275
Income from Operations	6,819,461	2,448,998
Other Expenses		
Interest expense	576,089	252,217
Total Other Expenses	576,089	252,217
Income Before Income Taxes	6,243,372	2,196,781
Income tax expense	2,083,628	746,906
Net Income	**$ 4,159,744**	**$ 1,449,875**
Net Income per Share:		
Basic	.85	.27
Diluted	.79	.26

Brooke Corporation

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2003 and 2002

	Common Stock	Preferred Stock	Treasury Stock	Notes Receivable for Common Stock	Add'l Paid-In Capital	Retained Earnings	Accum Other Comprehensive Income	Total
Balances, December 31, 2001	$704,018	$1,899,850	$ (39,500)	$(8,193)	$703,023	$ (2,787,370)	$7,311	$479,139
Dividends Paid						(531,486)		(531,486)
Preferred stock issued		2,001,646						2,001,646
Fair market value of contributed services					30,000			30,000
Equity Conversion	70,155	(1,822,629)			1,752,474			-
Equity Issuance	800				19,200			20,000
Loan proceeds for common stock issuances				8,193				8,193
Deferred charges					(629,364)			(629,364)
Comprehensive income:								
Interest-only strip receivable fair market value							212,669	212,669
Net income						1,449,875		1,449,875
Total comprehensive income								1,662,544
Balances, December 31, 2002	$774,973	$2,078,867	$(39,500)	-	$1,875,333	$(1,868,981)	$219,980	$3,040,672
Dividends paid						(1,610,076)		(1,610,076)
Equity stock split	3,819,615				(1,892,761)	(1,956,642)		(29,788)
Equity issuance	72,836	(58,600)	39,500		46,870	(28,450)		72,156
Comprehensive income:								
Interest-only strip receivable, fair market value, net of tax amount							146,288	146,288
Net income						4,159,744		4,159,744
Total comprehensive income								4,306,032
Balances, December 31, 2003	$4,667,424	$2,020,267	0	0	$29,442	$(1,304,405)	$366,268	$5,778,996

Brooke Corporation

Consolidated Statements of Cash Flows

December 31, 2003 and 2002

Cash flows from operating activities:		**2003**		**2002**
Net Income	$	4,159,744	$	1,449,875
Adjustments to reconcile net income to net cash flows from operating activities:				
Depreciation		432,830		303,407
Amortization		990,491		505,803
Fair market value of contributed services		-		30,000
Gain on sale of inventory		(418,012)		(165,226)
Deferred income tax expense		159,637		746,906
Gain on sale of notes receivable		(4,368,059)		(2,762,673)
(Increase) decrease in assets:				
Accounts and notes receivables		(6,768,277)		(1,596,378)
Other receivables		522,586		(1,341,547)
Prepaid expenses and other assets		(335,554)		(233,128)
Increase *(decrease)* in liabilities:				
Accounts and expenses payable		3,096,782		4,090,604
Other liabilities		(519,669)		(2,927,204)
Net cash provided by (used in) operating activities		(3,047,501)		3,954,847
Cash flows from investing activities:				
Cash payments for securities		(8,516,213)		-
Cash payments for property and equipment		(1,421,334)		(1,756,687)
Purchase of subsidiary and agency assets		(1,486,871)		(2,224,816)
Purchase of insurance agency inventory		(10,013,961)		(7,083,787)
Proceeds from sales of insurance agency inventory		17,314,737		12,400,359
Net cash provided by (used in) investing activities		(4,123,642)		1,335,069
Cash flows from financing activities:				
Deferred charges		-		(629,364)
Dividends paid		(1,610,076)		(531,486)
Cash proceeds from bond/debenture issuance		1,304,000		2,510,000
Cash proceeds from preferred stock issuance		-		2,001,646
Cash proceeds from common stock issuance		42,369		20,000
Loan proceeds in LOC		2,000,000		960,000
Loan proceeds on long-term debt		14,175,889		58,825
Payments on bond maturities		(425,000)		(1,005,000)
Payments on short-term borrowing		(473,113)		(695,515)
Payments on long-term debt		(1,312,701)		(5,556,573)
Net cash provided by (used in) financing activities		13,701,368		(2,867,467)
Net increase in cash and cash equivalents		6,530,225		2,422,449
Cash and cash equivalents, beginning of period		7,210,318		4,787,869
Cash and cash equivalents, end of period	$	**13,740,543**	$	**7,210,318**

1. Summary of Significant Accounting Policies

(a) Organization

Brooke Corporation (the "Company"), was incorporated under the laws of the State of Kansas on January 17, 1986. The Company has been listed on the American Stock Exchange under the symbol "BXX" since May 29, 2003. The Company's registered offices are located in Phillipsburg, Kansas. On December 31, 2003, Brooke Holdings, Inc. owned 64.65% of the Company's common stock. The Company's business operations include recruiting franchisees and consulting with franchisees through its franchise subsidiary, lending to franchisees through its finance company subsidiary and brokering insurance through its brokerage subsidiary. The Company owns directly, or indirectly through another subsidiary, 100% of the voting stock of all subsidiaries.

Operating Subsidiaries:

Although the Company has multiple subsidiaries, the Company's business operations are typically performed by one of three operating subsidiaries: Brooke Franchise Corporation, Brooke Credit Corporation and CJD & Associates, L.L.C. Separate annual audited financial statements are typically prepared for each operating subsidiary and each operates independently from the other two operating subsidiaries and from the Company, to perform its specific business purpose. Each operating subsidiary is also responsible for its own obligations, maintains its own separate funds, generates revenue in its own right, hires its own employees and maintains separate boards of directors. The Company provides accounting, administrative and legal support for the activities of its three operating subsidiaries and Company revenues are typically limited to dividends and administrative fees from these operating subsidiaries.

Brooke Franchise Corporation, is a Missouri corporation. On November 15, 2002, the Company changed the subsidiary name from Interstate Insurance Group, LTD to Brooke Franchise Corporation so that the corporate name better identifies the subsidiary's business purpose. The primary business purpose of this subsidiary is franchising and providing services to franchisees through its network of regional offices and service centers.

Brooke Credit Corporation, a Kansas corporation, is a licensed finance company that originates loans primarily to the Company's franchisees. This subsidiary also originates other types of loans through independent loan brokers and loan agents. Loans originated by Brooke Credit Corporation, and its loan brokers, are sold on a wholesale basis to participating lenders and other investors.

CDJ & Associates, L.L.C. is a Kansas limited liability company. This subsidiary is a licensed insurance agency that sells insurance programs and excess surplus insurance on a wholesale basis, under the trade names of Davidson-Babcock, Texas All Risk and All Risk General Agency, through the Company's network of agents and through agents not necessarily affiliated with the Company.

Acquisition Subsidiaries:

The Brooke Agency, Inc. and Brooke Investments, Inc. subsidiaries are used to acquire insurance agency and real estate assets for long-term investment. Separate financial statements are typically prepared for each acquisition subsidiary because each secures loans from Brooke Credit Corporation and other lenders to fund their acquisitions.

Brooke Agency, Inc. is a Kansas corporation. Brooke Agency typically acquires for investment those insurance agencies that specialize in the types of insurance sales, such as auto insurance, where local ownership is less important to success (note: Brooke Franchise Corporation typically acquires for resale those insurance agencies that specialize in the types of insurance sales where local ownership is important to success). Brooke Franchise Corporation retains a share of commissions to provide personnel and facilities to this subsidiary. Brooke Agency does not typically have any employees or incur operating expenses.

Brooke Investments, Inc. is a Kansas corporation. Although no such acquisitions have been made, Brooke Investments intends to acquire real estate for lease to franchisees. Although the Company will provide certain administrative and legal support, Brooke Investments will retain all lease payments and pay all other related expenses. Revenues from this subsidiary will typically limited to dividends.

Captive Subsidiaries:

The DB Group, LTD and DB Indemnity, LTD subsidiaries were incorporated in the country of Bermuda as captive insurance companies. Separate financial statements are typically prepared for Bermuda subsidiaries as required by the Bermuda government. Each captive insurance company subsidiary is responsible for its own obligations, maintains its own separate funds and generates revenue in its own right. The captive insurance company subsidiaries are wholly owned by CJD & Associates, LLC and revenues are typically limited to dividends.

The DB Group, LTD was incorporated for the purpose of underwriting, as a reinsurer, a small portion of the insurance written by CJD & Associates, LLC. There were no premiums written by this subsidiary in 2003.

DB Indemnity, LTD was incorporated under the laws of Bermuda and is licensed as a Class 1 insurer under the Insurance Act 1978 of Bermuda and related regulations for the purpose of insuring a portion of the professional insurance agents' liability exposure of Brooke Franchise Corporation's franchisees and for the purpose of issuing financial guaranty policies to Brooke Credit Corporation, its successors and assigns.

Securitization Subsidiaries:

Brooke Agency Services Company LLC, Brooke Acceptance Company LLC and Brooke Captive Credit Company 2003, LLC were organized in Delaware as bankruptcy-remote special purpose entities as part of the process of securitizing Brooke Credit Corporation's loan portfolio. To the extent required by the securitization process, separate financial statements are prepared for each securitization subsidiary.

Brooke Agency Services Company LLC is licensed as an insurance agency and was created to offer property, casualty, life and health insurance through the Company's network of franchisees. Brooke Agency Services Company LLC has acquired ownership of franchise agreements from the Company and/or Brooke Franchise Corporation as part of an arrangement to preserve collateral on behalf of Brooke Credit Corporation as required by the securitization process. Brooke Agency Services Company LLC has contracted with the Company and/or Brooke Franchise Corporation for performance of any obligations to agents associated with all such franchise agreements.

Brooke Acceptance Company LLC and Brooke Captive Credit Company 2003, LLC are the purchasers of Brooke Credit Corporation loans pursuant to a true sale and the issuer of certain floating rate asset backed notes issued pursuant to various indenture agreements. The financial information of these subsidiaries is not consolidated with the Company's financial information.

Other Subsidiaries:

Subsidiaries have been established for contractual operations but any revenues generated by these subsidiaries are assigned to one of the operating subsidiaries for performance of any associated obligations. These subsidiaries include *Brooke Life and Health, Inc., The American Heritage Agency Inc., Texas All Risk General Agency, Inc., All Risk General Agency, Inc., and First Brooke Insurance and Financial Services, Inc.*

Subsidiaries have been established for regulatory, licensing security or other purposes and do not typically conduct any operations or own any assets. These subsidiaries include *Brooke Bancshares, Inc., The American Agency, Inc., TAR Holding Company Inc., Brooke Funeral Services, LLC, and Brooke Agency Services Company of Nevada, LLC.*

(b) Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

The following are significant estimates made by management: accrued commission refund obligations, reimbursement from agents for commission refund obligations, accrued producer payable expense, useful lives of assets, Buyers Assistance Program unearned insurance claim losses, loss expense and earned percentages, the fair value assumptions utilized for interest-only strip receivables and Buyers Assistance Program net cash flow expenditures associated with commission performance. It is at least reasonably possible these estimates will change in the near term.

(c) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents. Restricted cash is not included in cash equivalents.

(d) Allowance for Bad Debts

The Company generally considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible amounts. However, as more fully disclosed in footnote 1(o), the Company has established an allowance for receivables resulting from the uncertain timing and amounts of commissions payments due to the Company pursuant to the cash flow assistance provisions of the Company's Buyer's Assistance Plan.

(e) Revenue Recognition

Commission revenue on insurance policy premiums is generally recognized as of the effective date of the policies or, in certain cases, as of the effective date or billing date, whichever is later. Contingent and profit sharing commissions are generally recognized when received. Premiums due from the insured to the Company are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

In the event of cancellation or reduction in premiums, for policies billed by an insurance carrier, a percentage of the commission revenue is often returned to the insurance carrier. The commission refunds are calculated by the insurance carriers and are typically deducted from amounts due to the Company from insurance carriers. The Company has estimated and accrued a liability for commission refunds of $688,077 and $327,405 as of December 31, 2003 and 2002, respectively.

Through its brokerage subsidiary, CJD & Associates, L.L.C., the Company receives fees for the placement and issuance of policies that are in addition to, and separate from, any sales commissions paid by insurance companies. These policies fees are not refundable and the Company has no continuing obligation.

Through its subsidiary, The American Heritage, Inc., the Company provides consulting, marketing and cash flow assistance to agency or business owners during the first months of ownership through a Buyers Assistance Plan ("BAP") program. The Company has allocated the fees paid by agents for BAP assistance to each of the services provided by the Company and the fee associated with a particular service is recognized as revenue using the percentage of completion accounting method by referencing the costs incurred to date.

Many of the BAP services (inspection reports, operations analysis, marketing plan development) are generally provided by the Company before, or within thirty days after, franchise acquisition. As such, approximately 82% of those fees related to BAP agreements were immediately recognized as revenue. Any remaining BAP fees are typically recognized throughout the BAP period as the remaining BAP related services are performed. Revenues from facilitator fees, gains on sale of agencies or businesses, seller consulting and seller discounts are recognized immediately because the Company has no continuing obligation.

Through its subsidiary DB Indemnity Ltd., excess liability premiums are recorded on the accrual basis and included in income on a pro-rata basis over the term of the policies. Unearned premium reserves are established to cover the unexpired portion of premiums written and assumed. Financial guarantee policies are non-refundable and are considered to be earned at inception.

(f) Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. The following summarizes the estimated useful lives used by the Company for various asset categories:

Description	**Useful Life**
Furniture and fixtures	10 years
Airplanes	10 years
Office and computer equipment	5 years
Automobiles	5 years
Buildings	40 years

(g) Excess Cost Over Fair Value of Net Assets

Included in other assets are unamortized costs of purchased subsidiaries (Brooke Life and Health, Inc., The American Agency, Inc. and CJD & Associates, L.L.C., TAR Holding Company, Inc. and Texas All Risk General Agency, Inc.) in excess of the fair value of underlying net tangible assets acquired. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. Amortization was $261,925 for the period ended December 31, 2003.

On July 1, 2002, the Company acquired 100% of the outstanding shares of CJD & Associates, L.L.C. and $1,416,779 of the initial purchase price was allocated to Excess Cost of Purchased Subsidiary. The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with paragraph 80 of APB 16, *"Business Combinations"*, any such payments for an increased purchase price shall be recorded as Excess Cost of Purchased Subsidiary when made. Additional payments of the purchase price have been made in the amount of $336,673 since the initial purchase.

On November 30, 2003, CJD & Associates, L.L.C. acquired 100% of the outstanding shares of Texas All Risk General Agency, Inc. and TAR Holding Company, Inc. which collectively own 100% of the outstanding shares, All Risk General Agency, Inc. $1,000,000 of the initial purchase price was allocated to Excess Cost of Purchased Subsidiary. The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with paragraph 80 of APB 16, *"Business Combinations"*, any such payments for an increased purchase price shall be recorded as Excess Cost of Purchased Subsidiary when made. No additional payments of the purchase price have been made since the initial purchase.

(h) Income Taxes

Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes.

(i) Investment in Businesses

The amount of assets included in the "Investment in Businesses" category is the total of purchase prices paid, or market prices if lower, for insurance agency assets that Brooke Franchise Corporation acquires to hold in inventory for sale to its franchisees. These assets are carried at the lower of cost or market because they are available for sale and not held for investment. The number of agencies purchased for this purpose for the period ending December 31, 2003 and 2002 was 50 and 25, respectively. Correspondingly the number of agencies sold from inventory for the period ending December 31, 2003 and 2002 was 50 and 26, respectively. At December 31, 2003, the "Investment in Businesses" inventory consisted of a Colorado agency at a fair market value of $366,983.

(j) Gain or Loss on Sale of Businesses

"Investment in Businesses" gains or losses are the difference between the insurance agency's sales price and the insurance agency's book value, which is carried at the lower of cost or fair value. Insurance agencies are typically sold in the same units as purchased. However, in instances where a part, or segment, of an insurance agency unit is sold, then management estimates the fair value of the segment of the insurance agency unit being sold and the difference between the sales price and the resulting fair value estimation is the amount of the gain or loss. Any such fair value estimation is evaluated for reasonableness by comparing the market value estimation of the segment to the book value for the entire insurance agency unit. Fair value estimations are based on comparable sales information that takes into consideration agency characteristics such as customer type, customer account size, supplier size and billing methods.

(k) Contracts Database

The Contracts Database asset consists of the legal and professional fees associated with development of standardized loan documents by Brooke Credit Corporation. These contracts are available for sale to others that make these types of loans, by first purchasing a license from Brooke Credit Corporation. A complete review and revision is scheduled for all loan documents every five years, therefore, the asset is being amortized over a five year period.

Also included in this asset are the legal and professional fees associated with development of standardized documents relating to the securitization and rating of loan pools in Brooke Credit Corporation's portfolio. The development of these contracts creates a new security asset class, or program, whereby Brooke Credit Corporation can securitize multiple loan pools each year with significantly lower additional legal and professional fees incurred. This asset is being amortized over a five year period because the benefits of this new asset class are expected to last at least five years and because significant changes to the associated standardized documents will probably not be required for five years.

(l) Deferred Charges

Deferred charges relate to costs associated with the public offering of preferred stock and bonds. Selling expenses, auditor fees, legal costs and filing charges associated with the Company's public offering of stock totaled $1,070,043 and have been offset against stock proceeds. Similar costs associated with the Company's public offering of bonds totaled $614,658 and are classified as prepaid expenses that are amortized over a period ending at bond or debenture maturity. Net of amortization, the balance of all such prepaid expenses as of December 31, 2003 was $301,268.

(m) Equity Rights and Privileges

All of the Company's outstanding shares of the 9% cumulative convertible preferred stock were converted into 10,296 shares of common stock during the quarter ended December 31, 2003.

The holders of the 2002 and 2002A convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 10% of the liquidation value of such stock per share per annum if determined by the Board of Directors. The holders of 2002 and 2002A convertible preferred stock do not have any voting rights and their conversion rights have expired. In the case of liquidation or dissolution of the Company, the holders of the 2002 and 2002A convertible preferred stock shall be entitled to be paid in full the liquidation value, $25 per share before the holders of common stock.

The holders of 2002B convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 9% of the liquidation value of such stock per share per annum if determined by the Board of Directors. The holders of 2002B convertible preferred stock do not have any voting rights and their conversion rights have expired. In the case of liquidation or dissolution of the Company, the holders of the 2002B convertible preferred stock shall be entitled to be paid in full the liquidation value, $32 per share, after payment of full liquidation value to the holders of 2002 convertible preferred stock, 2002A convertible preferred stock and before the holders of common stock.

The Board of Directors designated 200,000 shares of preferred stock as 2003 convertible preferred stock; however, no shares of the 2003 convertible preferred stock have been issued and the Board of Directors has indicated that no such shares will be issued.

The common stockholders shall possess all rights and privileges afforded to capital stock by law, subject to holders of convertible preferred stock.

(n) Per Share Data

Basic net income per share is calculated by dividing net income, less preferred stock dividends declared in the period (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned), by the average number of shares of the Company's common stock outstanding. Total preferred stock dividends declared during the periods ended December 31, 2003 and 2002 were $196,390 and $214,157, respectively. Diluted net income per share is calculated by including the probable conversion of preferred stock to common stock and then dividing net income, less preferred stock dividends declared on non-convertible stock during the period (whether or not paid) and the dividends accumulated for the period on non-convertible cumulative preferred stock (whether or not earned), by the adjusted average number of shares of the Company's common stock outstanding. The shares listed for December 31, 2002 have been adjusted for the split of stock that occurred in the first quarter of 2003 as if it occurred in the first quarter of 2002 for comparative purposes.

	December 31, 2003			December 31, 2002		
Basic Earnings Per Share						
Net Income		$	4,159,744		$	1,449,875
Less: Preferred Stock Dividends			(196,390)			(214,157)
Income Available to Common Stockholders			3,963,354			1,235,718
Average Common Stock Shares	4,667,424			4,545,108		
Less: Treasury Stock Shares	0		4,667,424	(11,050)		4,534,058
Basic Earnings Per Share		$	.85		$	.27

			December 31, 2003			December 31, 2002
Diluted Earnings Per Share						
Net Income		$	4,159,744		$	1,449,875
Less: Preferred Stock Dividends on Non Convertible Shares			(196,390)			(148,686)
Income Available to Common Stockholders			3,963,354			1,301,189
Average Common Stock Shares	4,667,424			4,545,108		
Less: Treasure Stock Shares	0			(11,050)		
Plus: Assumed Conversion of Convertible Preferred Shares in 2003	0			269,370		
Plus: Assumed Exercise of 41,350 Stock Options in 2003	321,720		4,989,144	248,100		5,051,528
Diluted Earnings Per Share		$	.79		$	.26

(o) Buyer Assistance Plan

Through its subsidiary The American Heritage, Inc., the Company offers a consulting and cash flow assistance program (Buyer Assistance Plan or "BAP") to provide assistance to franchisee buyers during the first months of ownership. Although most of the BAP services provided by the Company are performed in the first month of ownership, some of the BAP services are performed later and a portion of BAP fees are therefore deferred until the cost of providing the service is incurred. Unearned buyer assistance plan and other related fees were $771,076 and $1,666,417 at December 31, 2003 and 2002, respectively.

Net cash flow assistance related to commission performance is recognized as an expense at the end of the BAP period, because of the uncertain timing of commission payments during ownership transition. Although not determinable until the end of the BAP period, the amount of the Company's net cash flow assistance expenditures associated with commission performance becomes more certain as the BAP period progresses. As such, if the amount of cumulative net cash flow assistance provided by the Company exceeds 100% of the monthly gross cash flow assistance then an allowance for any such excess amount is immediately charged to expense and the amount recognized as expense at the end of the BAP period adjusted accordingly. If necessary, as the BAP period nears expiration, the Company increases the allowance from that calculated above to the amount of estimated loss. The Company has estimated this allowance for the years ending December 31, 2003 and 2002 to be $45,021 and $317,619, respectively.

(p) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries except for Brooke Acceptance Company LLC and Brooke Captive Credit Company 2003, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

(q) Accounts and Notes Receivable, Net

The net notes receivable included as part of the "Accounts and Notes Receivable, Net" asset category are available for sale and are carried at the lower of cost market. Accordingly, any changes in the net notes receivable balances are classified as an operating activity.

(r) Other Receivables

Included in this category are reimbursements due from agents for possible cancellation of policies, advances to agents for buyers assistance plan commissions, and receivables from sellers on contracts of services. Most of these amounts are collected within 30 days from borrowers or agents and all amounts are collected within 12 months from date of recording.

(s) Advertising

The Company expenses the costs of advertising as they are incurred. Total advertising expense for the year ending December 31, 2003 and 2002 was $2,098,383 and $843,354, respectively.

(t) Restricted Cash

Cash payments are made monthly to First National Bank of Phillipsburg as trustee for the Industrial Revenue Bonds. These funds are held by the trustee for payment of semi-annual interest and principal payments to bond holders on January 1st and July 1st. The Company holds insurance commissions for the special purpose entity Brooke Acceptance Company LLC for the purpose of making future loan payments and the use of these funds is restricted. The amount of commissions held at December 31, 2003 was $325,857.

(u) Compensated Absences

The Company has recorded an accrued expense for compensated absences in the amount of $385,928 for the year ending December 31, 2003. No accrual was made for the year ending December 31, 2002.

(v) Agency Assets

Included in other assets are unamortized costs of agency assets. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. Amortization expense was $43,091 and $13,182 for the period ended December 31, 2003 and 2002, respectively.

On August 1, 2002 the Company acquired insurance agency assets operating under the trade-name of Bornstein Financial Group for an initial purchase price of $200,000. On August 8, 2003, an additional payment of $100,000 was made and the purchase price increased to $300,000. The seller is not entitled to any additional increases in purchase price based future revenues. In accordance with paragraph 80 of APB 16, *"Business Combinations"*, this additional payment was recorded as an Agency Asset. The balance of this agency asset is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method.

As a result of the acquisition of CJD & Associates, L.L.C. on July 1, 2002, the Company recorded additional agency assets of $104,244 (net of accumulated amortization of $91,219). The balance of this agency asset is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. The Company acquired the rights to the web-site "Agencies4Sale.com" in February 2003 for $25,000. The purchase price is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method.

(w) Securities

Included in Securities are investments in loan securitizations which represents the transfer of notes receivable, by sale, to a bankruptcy-remote special purpose entity that issues asset backed notes to accredited investors. Based on management's experience the carrying value of $10,607,715 for the marketable security approximates the fair value. In October, 2003 the Company acquired approximately 9% of the stock outstanding in First American Capital Corporation. This investment is held at lower of cost or market and the carrying value of $772,255 approximates the fair value. The Company holds 400 Troy ounces of silver at lower of cost or market. The carrying value of $1,198 is below current market price.

(x) Losses and loss expenses

Through its subsidiary DB Indemnity, Ltd., losses and loss expenses paid are recorded when advised by the insured. Outstanding losses and loss adjustment expense adjustments represent the amounts needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred before the balance sheet date. These amounts are based upon estimates of losses reported by the insured's plus an estimate for losses incurred but not reported based upon the report of an independent actuary.

Management believes that the provision for outstanding losses and loss expenses will be adequate to cover the ultimate net cost of losses incurred to the balance sheet date but the provision is necessarily an estimate and may ultimately be settled for a significantly greater or lesser amount. It is at least reasonably possible that management will revise this estimate significantly in the near term. Any subsequent differences arising are recorded in the period in which they are determined.

(y) Value of Service Rendered

For the year ended December 31,2002, the fair value of Robert Orr's services was estimated at $30,000 even though he did not receive direct compensation from the Company. This value was established after analysis of the time Robert Orr spent on Company activities and not necessarily the amount of contribution made by Robert Orr, the importance of Robert Orr's contributions, or the Company's dependence on Robert Orr. On October 1, 2002, Robert Orr began receiving direct compensation from the Company at the rate of $15,000 per month as a result of the increased commitment required from Robert Orr to implement the Company's plans.

2. Notes Receivable

At December 31, 2003 and 2002, accounts and notes receivable consist of the following:

		12/31/2003		12/31/2002
Agency loans	$	109,128,931	$	58,478,811
Less: Agency loan participations		(99,338,484)		(57,647,259)
Commercial real estate loans		6,342,113		1,869,057
Less: Real estate loan participations		(5,731,904)		(1,869,057)
Consumer loans		0		5,500
Plus: Loan participations not classified as a true sale		408,889		0
Total notes receivable, net		10,809,545		837,052
Interest earned not collected on notes *		734,352		429,211
Customer receivables		4,460,925		7,970,282
Total accounts and notes receivable, net	$	16,004,822	$	9,236,545

*The Company has a corresponding liability for interest payable to participating lenders in the amounts of $208,452 and $265,678 at December 31, 2003 and 2002, respectively.

Loan participation represents the transfer of notes receivable, by sale, to "participating" lenders. The Company receives consideration from the participating entities. In accordance with SFAS 140 "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*", these transfers are accounted for as sales. The transferred assets (i.e. notes receivable) are isolated from the Company. The participating companies obtain the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the notes receivables. In addition, the Company does not maintain control over the transferred assets and the transfer agreements do not entitle the Company or obligate the Company to repurchase or redeem the notes receivable before their maturity. Based on management's experience the carrying value for notes receivable approximates the fair value.

When the Company sells participation in notes receivable to investors, it retains servicing rights and interest income which are retained interests in the loan participations. Gain or loss on sales of the notes receivable depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

In all loan participation sales, the Company retains servicing responsibilities for which it typically receives annual servicing fees ranging from .25% to 1.375% of the outstanding balance. In those instances whereby annual service fees received by the Company are less than the cost of servicing, which is estimated at .25% of the outstanding balance, a servicing liability is recorded. Additionally, the Company often retains interest income. The Company's right to interest income is not subordinate to the investor's interests and the Company shares interest income with investors on a prorata basis. Although not subordinate to investor's interests, the Company's retained interest is subject to credit and prepayment risks on the transferred financial assets.

On April 23, 2003, Brooke Credit Corporation sold $15,824,798 of loans to special purpose entity Brooke Acceptance Company, LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold to Brooke Acceptance Company LLC, $13,350,000 of asset backed securities were issued to accredited investors by Brooke Acceptance Company LLC. Brooke Credit Corporation received servicing income of $10,857 from the primary servicer for the year ended December 31, 2003. The remaining loans sold and the interest receivable retained are recorded on the Company's books as a security available for sale in the amount of $3,683,823.

On November 14, 2003, Brooke Credit Corporation sold $23,526,218 of loans to special purpose entity Brooke Captive Credit Company 2003, LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold to Brooke Captive Credit Company 2003, LLC, $18,500,000 of asset backed securities were issued to accredited investors by Brooke Captive Credit Company 2003, LLC. The remaining loans sold and the interest receivable retained are recorded on the Company's books as a security available for sale in the amount of $6,923,892.

Loan securitizations represents the transfer of notes receivable, by sale, to a bankruptcy-remote special purpose entity that issues asset backed notes to accredited investors. In accordance with SFAS 140 "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*", these transfers are accounted for as sales. The transferred assets (i.e. notes receivable) are isolated from the Company. The special purpose entity obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge the notes receivables. In addition, the Company does not maintain control over the transferred assets and except, in the event of an uncured breach of warranty, the transfer agreements do not entitle the Company or obligate the Company to repurchase or redeem the notes receivable before their maturity. Based on management's experience the carrying value for notes receivable approximates the fair value.

On December 31, 2003, the Company had loan participation balances of $105,070,388 (272 loan participation certificates including loans sold to the securitization) for which servicing rights and interest receivable were retained. Corresponding pre-tax gains of $4,070,249 were recorded for the year ended December 31, 2003. On December 31, 2002, the Company had loan participation balances of $59,516,316 (307 loan participation certificates) for which servicing rights and interest receivable were retained. Corresponding pre-tax gains of $2,762,673 were recorded for the year ended December 31, 2002. Subsequent to the initial recording at fair value, the servicing asset is amortized in proportion to and over the period of estimated net servicing income. Additionally, impairment of the servicing asset is subsequently evaluated and measured. Subsequent to the initial recording at fair value, interest only receivables are measured as debt securities classified as available for sale.

Of the agency and real estate loans at December 31, 2003 and 2002, $14,130,923 and $18,150,555, respectively, were sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. Brooke Credit Corporation is not obligated, under any circumstances, to repurchase any loans sold to participating lenders prior to maturity or final resolution. All such recourse loans: a) have no balances more than 60 days past due; b) have adequate collateral; c) and are not in default. The expense provision associated with the Company's recourse obligation is based on the estimated fair value of the obligation.

To obtain fair values of retained interests and recourse obligations, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company typically estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key assumptions, credit losses, prepayment speed and discount rates commensurate with the risks involved.

The predominant risk characteristics of the underlying loans of the Company's servicing assets have been analyzed by management to identify how to stratify servicing assets for the purpose of evaluating and measuring impairment. The underlying loans are very similar in virtually all respects, however, management has concluded that those underlying loans with adjustable interest rates should be evaluated separately from loans with fixed interest rates. Accordingly, different key economic assumptions would be used when determining the fair value of fixed rate loans than have been used for adjustable rate loans. However, the total amount of underlying loans that are fixed rate is not material so no evaluation of fair value has been made for the fixed rate loan stratum. As such, all underlying loans are part of the same stratum and have been evaluated using the key economic assumptions identified for adjustable rate loans. No valuation allowance has been established because the fair value for the adjustable rate loan stratum is not less than the carrying amount of the servicing assets.

Although substantially all of the Company's loans are adjustable, a discount rate has been applied to reflect the net present value of future revenue streams. As such, changes in the net present value rate, or discount rate, resulting from interest rate variations, would adversely affect the asset's fair value.

The fair value of the interest-only strip receivable is calculated by estimating the net present value of interest income on loans sold using the discount rate and prepayment speeds noted in the following table. The fair value of the interest-only strip receivable is reduced by the amount of estimated credit losses, which are calculated using the estimated credit loss percentage noted in the following table. On December 31, 2003 and 2002, the fair value of the interest-only strip receivable recorded by the Company was $3,120,378 and $1,883,276, respectively. The Company has classified the interest-only receivable asset as available for sale.

The fair value of the "Servicing Asset" (or liability) is calculated by estimating the net present value of net servicing income (or expense) on loans sold using the discount rate and prepayment speeds noted in the following table. On December 31, 2003 and 2002, the fair value of the servicing asset recorded by the Company was $1,723,343 and $1,238,984, respectively.

Key economic assumptions used in measuring the retained interests and recourse obligations at the date of loan participation sales completed during the year were as follows (rates per annum):

	Agency Loans (Adjustable Rate Stratum)*	**Agency Loans (Fixed-Rate Stratum)**
Prepayment speed	10%	8%
Weighted average life (months)	110.2	56.2
Expected credit losses	.5%	.21%
Discount rate	8.5%	8.5%

*Rates for these loans are adjusted based on an index (for most loans, the New York prime rate plus 3.50%) Contract terms vary but, for most loans, the rate is adjusted annually on December 31st.

At December 31, 2003, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

	Agency Loans (Adjustable Rate Stratum)	**Agency Loans (Fixed Rate Stratum)**
Prepayment speed assumption (annual rate)	10%	8%
Impact on fair value of 10% adverse change	(147,128)	(3,206)
Impact on fair value of 20% adverse change	(287,198)	(6,315)
Expected credit losses (annual rate)	.5%	.21%
Impact on fair value of 10% adverse change	(16,739)	(2,065)
Impact on fair value of 20% adverse change	(33,480)	(4,130)
Discount rate (annual)	8.5%	8.5%
Impact on fair value of 10% adverse change	(153,864)	(5,540)
Impact on fair value of 20% adverse change	(299,431)	(10,918)

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the servicing asset and recourse liability is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The numbers used above are actual dollar amounts and not listed in the thousands.

The above adverse changes for prepayment speed and discount rate are calculated on the Company's retained interests in loans sold to participating lenders totaling $105,070,388 and excludes unsold loans totaling $10,400,656 and secured borrowings of $408,889. The above adverse changes for expected credit losses are calculated on the Company's retained interests in loans sold with recourse to participating lenders totaling $14,130,923 and excludes unsold, non-recourse and secured borrowing loans totaling $101,340,121.

The following illustrate how the changes in fair values were calculated for 10% and 20% adverse changes in key economic assumptions.

Effect of Increases in Assumed Prepayment Speed on Retained Servicing Interest

	Adjustable Rate Stratum		Fixed Rate Stratum	
	10% Prepayment Increase	20% Prepayment Increase	10% Prepayment Increase	20% Prepayment Increase
Estimated cash flows from loan servicing fees	$ 3,108,622	$ 3,027,667	$ 281,306	$ 277,792
Servicing expense	(553,055)	(535,648)	(265,410)	(260,629)
Discount of estimated cash flows at 8.5% rate	(495,049)	(470,609)	(12,548)	(12,676)
Carrying value of retained interests after effect of increases	2,060,518	2,021,410	3,348	4,487
Carrying value of retained interests before effect of increases	2,101,412	2,101,412	2,186	2,186
Decrease of carrying value due to increase in prepayments	(40,892)	(80,002)	0	0

Effect of Increases in Assumed Prepayment Speed on Retained Interest (Strip Receivable, including amount carried in securities)

	Adjustable Rate Stratum		Fixed Rate Stratum	
	10% Prepayment Increase	20% Prepayment Increase	10% Prepayment Increase	20% Prepayment Increase
Estimated cash flows from interest income	$ 6,101,322	$ 5,919,123	$ 387,239	$ 382,148
Estimated credit losses on recourse loans	(210,572)	(203,915)	(24,380)	(23,959)
Discount of estimated cash flows at 8.5% rate	(1,127,759)	(1,053,177)	(115,878)	(114,317)
Carrying value of retained interests after effect of increases	4,762,991	4,662,031	246,981	243,872
Carrying value of retained interests before effect of increases	4,869,227	4,869,227	250,187	250,187
Decrease of carrying value due to increase in prepayments	(106,236)	(207,196)	(3,206)	(6,315)

Effect of Increases in Assumed Credit Loss Rate on Retained Interest (Strip Receivable, including amount carried in securities)

	Adjustable Rate Stratum		Fixed Rate Stratum	
	10% Credit loss Increase	20% Credit loss Increase	10% Credit loss Increase	20% Credit loss Increase
Estimated cash flows from interest income	$ 6,255,532	$ 6,255,532	$ 392,501	$ 392,501
Estimated credit losses on recourse loans	(239,344)	(261,100)	(27,294)	(29,775)
Discount of estimated cash flows at 8.5% rate	(1,163,700)	(1,158,685)	(117,085)	(116,669)
Carrying value of retained interests after effect of increases	4,852,488	4,835,747	248,122	246,507
Carrying value of retained interests before effect of increases	4,869,227	4,869,227	250,187	250,187
Decrease of carrying value due to increase in credit losses	(16,739)	(33,480)	(2,065)	(4,130)

Effect of Increases in Assumed Discount Rate on Retained Servicing Interest

	Adjustable Rate Stratum		Fixed Rate Stratum	
	10% Discount rate Increase	20% Discount rate Increase	10% Discount rate Increase	20% Discount rate Increase
Estimated cash flows from loan servicing fees	$ 3,193,780	$ 3,193,780	$ 284,931	$ 284,931
Servicing expense	(571,417)	(571,417)	(270,329)	(270,329)
Discount of estimated cash flows	(569,530)	(615,140)	(12,560)	(12,701)
Carrying value of retained interests after effect of increases	2,052,833	2,007,223	2,042	1,901
Carrying value of retained interests before effect of increases	2,101,412	2,101,412	2,186	2,186
Decrease of carrying value due to increase in discount rate	(48,579)	(94,189)	(144)	(285)

Effect of Increases in Assumed Discount Rate on Retained Interest (Strip Receivable, including amount carried in securities)

	Adjustable Rate Stratum		Fixed Rate Stratum	
	10% Discount rate increase	20% Discount rate Increase	10% Discount rate Increase	20% Discount rate Increase
Estimated cash flows from interest income	$ 6,255,532	$ 6,255,532	$ 392,501	$ 392,501
Estimated credit losses on recourse loans	(217,584)	(217,584)	(24,812)	(24,812)
Discount of estimated cash flows	(1,274,006)	(1,373,963)	(122,898)	(128,145)
Carrying value of retained interests after effect of increases	4,763,942	4,663,985	244,791	239,544
Carrying value of retained interests before effect of increases	4,869,227	4,869,227	250,187	250,187
Decrease of carrying value due to increase in credit losses	(105,285)	(205,242)	(5,396)	(10,643)

The following is an illustration of disclosure of expected static pool credit losses for loan participations sold with recourse to the Company. "Static pool credit loss" is an analytical tool that matches credit losses with the corresponding loans so that loan growth does not distort or minimize actual loss rates. The Company discloses static pool loss rates by measuring credit losses for loans originated in each of the last three years.

	Agency Recourse Loans Sold in		
Actual & Projected Credit Losses (%) as of:	2001	2002	2003
December 31, 2003	0	0	0
December 31, 2002	0	0	
December 31, 2001	0		

The following table presents quantitative information about delinquencies, net credit losses and components of loan participations sold with recourse as of and for the period ended December 31, 2003:

	Total Principal Amount of Loans		Principal Amounts 60 or More Days Past Due*		Net Credit Losses***	
Type of Loan	2003	2002	2003	2002	2003	2002
Participations Sold with Recourse	$14,130,923	$18,150,555	$0	$0	$0	$0
Portfolio Loans	10,809,545	837,052	$0	$0	$0	$0
Total Loans Managed**	$24,940,468	$18,987,607	$0	$0	$0	$0

*Loans 60 days or more past due are based on end of period total loans.
** Owned and participated loans in which the Company has a risk of loss.
*** Net credit losses are charge-offs and are based on total loans outstanding.

3. Property and Equipment

A summary of property and equipment and depreciation is as follows:

		December 31, 2003		December 31, 2002
Furniture and fixtures	$	1,420,592	$	451,063
Office and computer equipment		1,975,948		1,777,637
Automobiles and airplanes		1,439,005		774,644
Building		1,219,717		1,170,596
		6,055,262		4,173,940
Less: Accumulated depreciation		(2,577,393)		(1,854,952)
Property and equipment, net	$	3,477,869	$	2,318,988
Depreciation expense	$	432,830	$	303,407

4. Bank Loans, Notes Payable and Other Long-Term Obligations

		December 31, 2003		December 31, 2002
Seller notes payable. These notes are payable to the seller of businesses that the Company has purchased and are collateralized by assets of the businesses purchased. Some of these notes have an interest rate of 0% and have been discounted at a rate of 5.50% to 5.75%. Interest rates on these notes range from 4.00% to 8.00% and maturities range from February 2004 to January 2013.	$	11,121,412	$	4,955,060
Line of credit note payable. Maximum line of credit available of $2,000,000 Collateralized by notes receivable. Line of credit due September 2004, Interest rate is 4.5% with interest and principal due monthly.		2,000,000		960,000
Company debt with banks. These notes are payable to banks and collateralized by various assets of the company. Interest rates on these notes range from 5.5% to 11.75%. Maturities range from February 2004 to September 2015.		13,454,914		314,519
Company automobile notes payable. The company uses Chrysler Credit Corporation to finance the company fleet. These loans are collateralized by the automobiles financed. The interest rates range from 6.75% to 7.65%. Maturities range from June 2004 to December 2006.		235,302		155,159
Total bank loans and notes payable	$	26,811,628		$6,384,738
Bonds & Debentures payable (See Note 5) and Capital lease obligation (See Note 6)		8,164,000		7,285,000
Total bank loans, notes payable and other long-term obligations		34,975,628		13,669,738
Less: Current maturities and short-term debt		(9,539,825)		(3,263,805)
Total long-term debt	$	25,435,803	$	10,405,933

Two bank notes require the Company to maintain minimum financial ratios or net worth and restrict dividend payments from Brooke Credit Corporation to the Company. The other bank loans, notes payable and other long-term obligations do not contain covenants that: require the Company to maintain minimum financial ratios or net worth; restrict management's ability to pay dividends; restrict management's ability to buy or sell assets; restrict management's ability to incur additional debt; or contain any subjective acceleration clauses. Interest incurred on bank loans, notes payable and other long-term obligations for the period ended December 31, 2003 and 2002 is $1,241,241 and $748,874, respectively. Short-term debt represents the non-cash investing transactions utilized to purchase agency assets.

Bank loans, notes payable and other long-term obligations mature as follows:

Twelve Months Ending December 31		Bank Loans & Notes Payable		Capital Lease		Bonds & Debentures Payable		Total
2004	$	8,654,825	$	70,000	$	815,000	$	9,539,825
2005		5,135,287		70,000		1,069,000		6,274,287
2006		3,121,277		80,000		4,205,000		7,406,277
2007		1,875,261		80,000		1,340,000		3,295,261
2008		1,779,425		90,000		-		1,869,425
Thereafter		6,245,553		345,000		-		6,590,553
	$	26,811,628	$	735,000	$	7,429,000	$	34,975,628

5. Long-Term Debt, Bonds Payable

Brooke Credit Corporation offered secured bonds (series 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered secured bonds (series 2000F) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. Holders of series 2000F bonds representing $4,205,000 in principal value elected to modify the terms of their bonds by extending the maturity date to July 1, 2006 and permitting the bonds to be called by Brooke Credit Corporation during the period from the original maturity date to the extended maturity date. Holders of series 2000F bonds representing the remaining $815,000 in principal value elected not to modify the terms of their bonds. The unmodified bonds are not callable by Brooke Credit Corporation and are not redeemable by the bondholder until maturity. Brooke Credit Corporation covenants not to incur debt or obligations superior to its obligations to bondholders.

The Company offered unsecured debentures (Series A and Series B) for sale to the public in denominations of $1,000 with a minimum purchase amount of $5,000. The bonds were issued in book-entry form and registered in the name of The Depository Trust Company or its nominee. Interest is paid semi-annually on December 1st and June 1st. The Series B debentures are callable on the third year anniversary of the issuance of the debentures. The Company used the debenture sale proceeds to acquire insurance agencies for inventory, make corporate acquisitions, purchase loan participation certificates and make short-term working capital loans to insurance agents or our other subsidiaries.

At December 31, 2003 and 2002, the bonds & debentures payable consist of:

Series	Rate	Maturity	2003 Principal Value	2002 Principal Value
1997C Bonds	10.500%	Jan 1, 2003	$ ---	$ 365,000
2000F Bonds	9.125%	Jul 1, 2004	815,000	5,020,000
2000F Bonds	9.125%	Jul 1, 2006	4,205,000	---
Series A Debentures	8.000%	Dec 1, 2005	1,069,000	725,000
Series B Debentures	9.250%	Dec 1, 2007	1,340,000	380,000
Total			$ 7,429,000	$ 6,490,000

Interest payable is $246,492 and $255,962 at December 31, 2003 and 2002, respectively.

6. Long-Term Debt, Capital Leases

Phillips County, Kansas issued Industrial Revenue Bonds for the purpose of purchasing, renovating and equipping an office building in Phillipsburg, Kansas for use as a processing center. The total bonds issued were $825,000 with various maturities through 2012. As of December 31, 2003, all bond proceeds had been released for payment to various contractors and building construction was substantially complete. The Company leases the building from Phillips County, Kansas. It may be purchased for a nominal amount at the expiration of the lease agreement. The Company is required to provide insurance coverage on the building as specified by the lesser. Under the criteria established by SFAS 13, *"Accounting for Leases"* this asset has been capitalized in the Company's financial statements.

Future capital lease payments and long-term operating lease payments are as follows:

Period	Capital Real Estate	Operating Real Estate	Total
2004	$ 121,450	$ 739,046	$ 860,496
2005	117,119	752,556	869,675
2006	122,450	767,763	890,213
2007	117,100	668,021	785,121
2008	121,375	519,820	641,195
2009 and thereafter	400,469	397,679	798,148
Total minimum lease payments	999,963	$ 3,844,885	$ 4,844,848
Less amount representing interest	(264,963)	**2002**	
Total obligations under capital leases	735,000	$ 795,000	
Less current maturities of obligations under capital leases	(70,000)	(60,000)	
Obligations under capital leases payable after one year	$ 665,000	$ 735,000	

7. Income Taxes

The elements of income tax expense are as follows:

	December 31, 2003	December 31, 2002
Current	$ 1,923,991	$ 0
Deferred	159,637	746,906
	$ 2,083,628	$ 746,906

The Company's net operating loss carry forwards were used to offset current tax expense by decreasing the deferred tax asset. During 2003, the deferred tax asset decreased to zero as the result of using all net operating loss carry forwards available to the Company.

Income of $115,051 was earned in Bermuda and is excluded from the U.S. Federal Tax. Under current Bermuda law DB Indemnity, LTD and DB Group, LTD are not required to pay any taxes in Bermuda on either income or capital gains. They have received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed they will be exempted from taxation until March 28, 2016.

Reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

	December 31, 2003	December 31, 2002
U.S. federal statutory tax rate	34%	34%
State statutory tax rate	4%	4%
Effect of the utilization of net operating loss carry forwards	(3)%	(3)%
Miscellaneous	(2)%	(1)%
Effective tax rate	33%	34%

Reconciliation of deferred tax asset:

	December 31, 2003	December 31, 2002
Beginning balance, January 1	$ 159,637	$ 906,543
Deferred income tax expense	(159,637)	(746,906)
Balance, December 31	$ 0	$ 159,637

Reconciliation of deferred tax liability:

	December 31, 2003	December 31, 2002
Beginning balance, January 1	$ 0	$ 0
Accumulated other comprehensive income, unrealized gain on the sale of notes receivable	188,684	0
Balance, December 31	$ 188,684	$ 0

8. Employee Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to the maximum amount allowed pursuant to the Internal Revenue Code, as amended. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for years ended December 31, 2003 and 2002.

9. Concentration of Credit Risk

The Company maintains cash balances at several banks. On December 31, 2003 and 2002, the Company had account balances of $6,936,322 and $1,281,038, respectively, that exceeded the insurance limit of the Federal Deposit Insurance Corporation.

The Company sells participation loans to several banks. On December 31, 2003, the Company had participation loans sold of $25,789,407 to one financial institution. This represents 34% of participations sold at December 31, 2003 excluding loans sold for securitization.

10. Segment and Related Information

The Company's three reportable segments as of and for the period ended December 31, 2003 and 2002 consisted of its Franchise Services Business, Insurance Brokerage Business and its Facilitator Services Business.

The Franchise Services Business segment includes the sale of insurance, financial, funeral and credit services on a retail basis primarily through franchisees. The Insurance Brokerage Business segment includes the sale of insurance on a wholesale basis through the Company's franchisees and others. The Facilitator Services Business segment includes the sale of those services, such as lending and consulting, which facilitate the transfer of ownership to franchisees and others. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as "other corporate expenses". Management evaluates the performance of its segments and allocates resources to them based on the net income before income taxes. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

The table below reflects summarized financial information concerning the Company's reportable segments for the periods ended December 31, 2003 and 2002:

2003	Insurance Franchise Business	Insurance Brokerage Business	Facilitator Services Business	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$ 40,294,159	$ 5,412,288	$ -	$ -	$ 45,706,447
Policy fee income	-	610,313	-	-	610,313
Insurance Premiums earned	-	283,409	-	-	283,409
Interest income	9,119	56,487	2,410,361	(657,019)	1,818,948
Gain on sale of notes receivable	-	-	4,368,059	-	4,368,059
Facilitator income	-	-	4,108,607	-	4,108,607
Buyers Assistance Plan Fees	-	-	8,571,627	-	8,571,627
Gain on Sale of Businesses	-	-	418,012	-	418,012
Gain on Extinguishment of Debt	-	-	5,000	-	5,000
Insurance loss and loss expense incurred	-	76,645	-	-	76,645
Interest expense	568,860	7,229	665,152	-	1,241,241
Commissions expense	33,688,954	2,259,555	-	-	35,948,509
Depreciation and amortization	634,775	103,071	685,475	-	1,423,321
Segment assets	26,116,392	8,642,148	29,946,776	(7,847,586)	56,857,730
Expenditures for segment assets	1,380,767	40,567	-	-	1,421,334

2002	Insurance Franchise Business	Insurance Brokerage Business	Facilitator Services Business	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$ 27,966,137	$ 2,573,606	$ -	$ -	$ 30,539,743
Interest income	-	-	1,410,794	(674,079)	736,715
Gain on sale of notes receivable	-	-	2,762,673	-	2,762,673
Facilitator income	-	-	1,589,254	-	1,589,254
Buyers Assistance Plan Fees	-	-	3,954,444	-	3,954,444
Gain on Sale of Businesses	-	-	165,226	-	165,226
Gain on Extinguishment of Debt	-	-	438,706	-	438,706
Interest expense	748,874	-	-	-	748,874
Commissions expense	24,206,841	1,148,456	-	-	25,355,297
Depreciation and amortization	446,357	53,340	309,513	-	809,210
Segment assets	21,482,153	6,240,969	8,103,345	(7,471,781)	28,354,686
Expenditures for segment assets	1,641,974	114,713	-	-	1,756,687

Profit (Loss)	December 31, 2003	December 31, 2002
Insurance Franchise profit	$ 5,410,689	$ 3,233,439
Insurance Brokerage profit	3,915,997	1,433,013
Facilitator Services profit	17,874,020	8,779,645
Total segment profit	27,200,706	13,446,097
Unallocated amounts:		
Other income	76,618	35,795
Other corporate expenses	(21,033,952)	(11,285,111)
Income before income taxes	$ 6,243,372	$ 2,196,781

11. Related Party Information

On May 15, 2000, Robert Orr, Leland Orr, Michael Hess and Shawn Lowry each personally guaranteed repayment of a Brooke Credit Corporation loan to Austin Agency, Inc., Brownsville, Texas and each received 6.25% of the outstanding stock of Austin Agency, Inc. as consideration. On December 31, 2003, the Company's total loss exposure related to this loan was zero because the entire loan balance of $933,362 was sold without recourse to an unaffiliated lender.

Robert D. Orr, Leland G. Orr and Michael Hess own 100% of the voting stock of GI Agency, Inc. Although GI Agency was a franchise agent for the Company in previous years, it is not currently a franchise agent and its business operations do not include insurance sales. On December 31, 2003, the Company's total loss exposure related to loans made by Brooke Credit Corporation to GI Agency was $95,252 as $2,394,134 of the $2,489,386 outstanding principal loan balances were sold without recourse to an unaffiliated lender.

Robert D. Orr, Leland G. Orr and Michael Hess own controlling interest in Brooke Holdings, Inc. which owned 64.65% of the Company's common stock at December 31, 2003.

Shawn Lowry and Michael Lowry are the co-members of First Financial Group, L.C. Kyle Garst is the sole manager and sole member of American Financial Group, L.C. On June 1, 2001, First Financial Group, L.C., guaranteed 65% of a Brooke Credit Corporation loan to Palmer, L.L.C. of Baxter Springs, Kansas and received a 15% profit interest in Palmer, L.L.C. as consideration. The loan was originated on June 1, 2001 and is scheduled to mature on September 1, 2011. As of December 31, 2003, $610,892 of the outstanding loan principal balance of $628,068 was sold to unaffiliated lenders. The Company's exposure to loss on this loan totals $395,961, which includes a recourse obligation by Brooke Credit Corporation on $378,785 of loan participation balances and principal retained balances of $17,175.95. On October 15, 2001 American Financial Group, L.C. and First Financial Group, L.C. each guaranteed 50% of a Brooke Credit Corporation loan to The Wallace Agency, L.L.C. of Wanette, Oklahoma and each received a 7.5% profit interest in The Wallace Agency. The loan was originated on October 15, 2001 and is scheduled to mature on January 1, 2014. As of December 31, 2003 the entire loan principal balance of $397,410 was sold to unaffiliated lenders. The Company's exposure to loss on this loan is limited to a recourse obligation by Brooke Credit Corporation on $273,262 of loan participation balances.

Anita Larson is married to John Arensberg, a partner in Arensberg Insurance of Overland Park, Kansas. The Company and Arensberg Insurance entered into a franchise agreement on April 1, 1998 pursuant to which Arensberg Insurance participates in the Company's franchise program. As of December 31, 2003, Brooke Credit Corporation had 2 loans outstanding to Arensberg Insurance with total principal balances of $634,022, of which $583,892 were sold to unaffiliated lenders. All such loans were made on substantially the same terms and conditions as provided to other agents and are scheduled to mature on October 1, 2009 and January 15, 2004. The Company's exposure to loss totals $218,812, which includes recourse obligations by Brooke Credit Corporation on $168,682 of loan participation balances and principal retained balances of $50,130.

Anita Lowry is a sister to Robert D. Orr and Leland G. Orr and the mother of Shawn Lowry and Michael Lowry and is married to Don Lowry. Don and Anita Lowry are shareholders of American Heritage Agency, Inc. of Hays, Kansas. The Company and American Heritage Agency, Inc. entered into a franchise agreement on February 28, 1999 pursuant to which American Heritage Agency, Inc. participates in the Company's franchise program. As of December 31, 2003, Brooke Credit Corporation had 8 loans outstanding to American Heritage Agency with total principal balances of $627,187, of which $430,213 were sold to unaffiliated lenders. All such loans were made on substantially the same terms and conditions as provided to other agents and are scheduled to mature on January 16, 2005, September 1, 2010, February 1, 2014, March 1, 2014, April 15, 2004, March 15, 2004, December 15, 2004 and January 15, 2004. The Company's exposure to loss totals $257,112, which includes recourse obligations by Brooke Credit Corporation on $60,138 of loan participation balances and principal retained balances of $196,974.

The Company's employee handbook and a policy recently adopted by the Company's Board of Directors contain conflict of interest guidelines which are applicable to Company management, employees and directors. Among other things, the purpose of the guidelines is to prevent employees and directors in a position to influence a decision regarding the Company to use such influence for personal gain.

12. Acquisitions and Divestitures

On November 30, 2003, CJD & Associates, L.L.C. acquired 100% of the outstanding shares of Texas All Risk General Agency, Inc. and TAR Holding Company, Inc. from Jeff Watters and Bruce Hart for an initial purchase price of $1,000,000. All of the initial purchase price has been allocated to Excess Cost of Purchased Subsidiary as disclosed in footnote 1 (g). The sellers are entitled to an increase of the initial purchase price equal to 25% of Texas All Risk's monthly net revenues during the contingency period of November, 2004 to October, 2008. Any such purchase price increase shall be paid to the sellers monthly during the contingency period and, in accordance with paragraph 28 of FAS 141, *"Business Combinations"*, the payment shall be recorded as an asset when made. Texas All Risk operates an insurance agency wholesaler under the trade names of Texas All Risk General Agency and All Risk General Agency.

On February 28, 2003, the Company acquired 100% of the common stock of Ace Insurance Inc. from Michael F. Domina for $568,304. On May 22, 2003, the Company sold all of its shares of Ace Insurance Services, Inc. to Alan Johnson for a total purchase price of $615,550.

On August 1, 2002, the Company acquired insurance agency assets operating under the trade name of Bornstein Financial Group for an initial purchase price of $200,000. On August 8, 2003, an additional payment of $100,000 was made and the purchase price increased to $300,000. The seller is not entitled to any additional increases in purchase price based on future revenues. In accordance with paragraph 80 of APB 16, *"Business Combinations"*, this additional payment was recorded as an Agency Asset as disclosed in footnote 1 (v). Bornstein Financial Group sells annuities using a seminar based sales approach.

On July 1, 2002, the Company acquired 100% of the outstanding shares of CJD & Associates, L.L.C. from Colin and Julie Davidson for an initial purchase price of $2,024,816. A portion of the initial purchase price has been allocated to Excess Cost of Purchased Subsidiary as disclosed in footnote 1 (g). The sellers are entitled to an increase of the initial purchase price equal to 30% CJD & Associates monthly net revenues during the contingency period of September 1, 2003 to September 1, 2007. Any such purchase price increase shall be paid to the sellers monthly during the contingency period and, in accordance with paragraph 28 of FAS 141, *"Business Combinations"*, the payment shall be recorded as an asset when made. CJD & Associates, L.L.C. operates an insurance agency wholesaler under the trade name of Davidson-Babcock.

13. Stock-Based Compensation

The Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below if compensation cost for the Company's stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of No. 123, *"Accounting for Stock-Based Compensation"*:

		2003
Net income:		
As reported	$	4,159,744
Pro forma		3,951,936
Basic earnings per share:		
As reported		.85
Pro forma		.80
Diluted earnings per share:		
As reported		.79
Pro forma		.75

The fair value of the options granted during 2002 and 2003 is estimated on the date of grant using the binomial option pricing model. The weighted-average assumptions used and the estimated fair value are as follows:

		2003
Expected term		2 yrs.
Expected stock volatility		30%
Risk-free interest rate		5%
Dividend		1%
Fair value per share	$	1.02

The Company has granted stock options to officers, certain key employees, and directors for the purchase of its common stock under a shareholder-approved plan. Pursuant to resolution dated February 18, 2003, the Compensation Committee of the Board of Directors adjusted the number of shares authorized for issuance under the 2001 Compensatory Stock Option Plan pursuant to the anti dilution provisions of the Plan. Accordingly, as of December 31, 2003 the Brooke Corporation 2001 Compensatory Stock Option Plan authorizes the issuance of up to 540,000 shares of the Company's common stock, for use in paying incentive compensation awards in the form of stock options. Unless otherwise required by law, the options are granted at fair value at the date of grant and, except for stock options awarded to selected officers and directors, become partially exercisable immediately. The options expire five to ten years from the date of grant. At December 31, 2003, there were 195,000 additional shares available for granting stock options under the stock plan.

	Shares Under Option		Weighted Average Exercise Price
Outstanding, Jan. 1, 2003	252,900	$	—
Granted	110,340		10.00
Exercised	(23,280)		4.17
Relinquished	0		-
Terminated and expired	(18,240)		4.17
Outstanding December 31, 2003	321,720	$	5.67

44,820 options to purchase shares were exercisable at December 31, 2003. The following table summarizes information concerning outstanding and exercisable options at December 31, 2003.

	Options Outstanding				Options Exercisable		
Range of Exercisable Prices	Number Out-standing	Remaining Contractual Life in Years		Weighted Average Exercise Price	Number Exercisable		Weighted Average Exercise Price
$4.17 - 10.00	321,720	2	$	5.67	44,820	$	4.17

14. Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 141, "*Business Combinations*", and SFAS No. 142, "*Goodwill and Other Intangible Assets*", collectively referred to as the "Standards", which were effective for the Company as of January 1, 2002. SFAS No. 141 super cedes APB No. 16, "*Business Combinations*". The provisions of SFAS No. 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) required that un-amortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that, upon adoption of SFAS No. 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS No. 142 super cedes APB No. 17, "*Intangible Assets*", and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

There are no intangible assets with indefinite useful lives as of December 31, 2003 and December 31, 2002. The intangible assets with definite useful lives have a value of $5,951,804 and $3,542,675 as of December 31, 2003 and December 31, 2002, respectively. Of these assets $1,723,343 and $1,238,984 are recorded as a servicing asset on the balance sheet. The remaining assets are included in "Other Assets" on the balance sheet. Amortization expense was $990,491 and $505,803 for the periods ended December 31, 2003 and 2002, respectively.

15. Supplemental Cash Flow Disclosures

Supplemental disclosures:

Cash paid for interest	$	750,621	$	725,569
Cash paid for income tax	$	300,000	$	-
Non cash financing activity—additional paid in Capital for contributed services	$	-	$	30,000

During the period ending December 31, 2003, the statement of cash flows reflect the purchase of agencies into inventory totaling $10,013,961 and the sale of agencies from inventory totaling $17,314,737. Agency inventory decreased $35,720 from the December 31, 2002 to December 31, 2003, however, net cash of $7,300,776 was provided by the Company's agency inventory activities because $7,265,056 of the purchase price of agency inventory was provided by sellers per table below.

		2003	2002
Purchase of insurance agency inventory	$	(10,013,961)$	(7,083,787)
Sale of insurance agency inventory		17,314,737	12,400,359
Net cash provided from sale of agency inventory		7,300,776	5,316,572
Cash provided by sellers of agency inventory		(7,265,056)	(4,851,955)
Decrease in inventory on balance sheet	$	35,720 $	464,617

16. Statutory Requirements

DB Indemnity, LTD is required by its license to maintain statutory capital and surplus greater than a minimum amount determined as the greater of $120,000, a percentage of outstanding losses or a given fraction of net written premiums. At December 31, 2003, the Company is required to maintain a statutory capital and surplus of $120,000. Actual statutory capital and surplus is $246,134 of which $188,311 is fully paid up share capital and contributed surplus and accordingly all of the retained earnings is available for payment of dividends to shareholders.

DB Indemnity, LTD is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets are not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and deposits, investment income accrued and insurance balances receivable. Certain categories of assets do not qualify as relevant assets under the statute. The relevant liabilities are total general business insurance reserves and total other liabilities, less sundry liabilities.

At December 31, 2003, DB Indemnity, LTD was required to maintain relevant assets of at least $151,699. At that date, relevant assets were approximately $448,399 and the minimum liquidity ratio was therefore met.

17. Subsequent Events

During the first quarter of 2004, the Company, through its subsidiary Brooke Agency, Inc., acquired for investment several insurance agencies that specialize in auto insurance, because the Company considers local franchisee ownership is less important in this type of agency. The purchase price of all such acquisitions was $3,651,585 with $634,132 paid in cash to sellers at closing and $1,101,053 payable to sellers in future installments. In conjunction with these acquisitions by Brooke Agency, Inc., the Company, through Brooke Credit Corporation, sold $3,214,429 of participating interests in loans to unaffiliated lenders.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brooke Corporation:

We have audited the accompanying consolidated balance sheets of

BROOKE CORPORATION

as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooke Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Summers, Spencer & Callison, CPAs, Chartered

Topeka, Kansas

February 27,2004


B
BROOKE
Amex:BXX
AMERICAN
STOCK EXCHANGE
Equities Options ETFs

CEO Robert Orr's recognition of employees at New York Bell Ringing Celebration: Thanks to the American Stock Exchange for your assistance during the listing process and for your hospitality. Thanks to the specialists that met with us. All of you made a favorable impression. I am here today primarily because of the work and dedication of the six senior managers standing with me. Leland Orr, Mike Hess, Shawn Lowry, Anita Larson, Mick Lowry and Kyle Garst. These are the people that drive our company. Thanks to Andy Offutt, Chad Maxwell and the rest of the ABC Rainmakers. Our profits depend on their deals. Thanks to long time employee Dane Devlin and the National Office Crew. We also appreciate the work of our Regional Offices and Service Centers. Regional Vice Presidents Bryan Whipple, Joe Craven, Ken Clemmer and Susan Merisko do great. I also want to recognize the Processing Center Staff for their work behind the scenes. The Davidson-Babcock unit for their immediate contributions, and our excellent legal team. We are also grateful to Pat McNerney, Greg Cole and all of our lending partners. A special thanks to our customers, the Brooke Agents. Finally a salute to my family and all of our long time Kansas Stockholders. Thanks to everyone!

EMPLOYEES HONORED AT THE RECOGNITION BANQUET



Employees honored at black tie affair: Jim Mckernan, as lead transaction attorney during the recognition period, worked with agency business consultants and regional offices to close 15 deals. During this period Jim also conducted and assisted in anti-harassment and errors & omissions training. Anita Lowry is responsible for cash management and agent accounting at the Brooke processing center. During the recognition period Anita's department converted the cash accounting to a new general ledger system. This involved converting almost 200 bank accounts to a new system while continuing to manage and reconcile these accounts. Nicki Price is responsible for the company accounting in the Brooke processing center. During the recognition period, monthly reconciled commissions increased by over $400,000. This 14% increase in reconciliation was completed without the addition of employees. Kristy Lenker works in company accounting at the Brooke processing center. During the recognition period, the processing center lost a key employee in the accounting department, and Kristy pulled double duty by taking on the check writing responsibilities of over 3,500 checks a month. Dawn Corcoran was the top insurance company accounting reconciler for the recognition period with the total of 21,739 commission items reconciled. Wanda McKinnis works in the incoming mail department at the processing center in Phillipsburg. During the recognition period the monthly paper documents scanned increased by almost 40,000 documents thanks in large part to Wanda. The current daily average of paper documents scanned is 17,200. Eric Karlin was the top document attacher for the recognition period with the total of 40,687 documents attached. Ian Oldenburger, vice president of BCC, had the top loan sales performance placing over $8,900,000 in loans during the recognition period. Ian also brought in three additional banks during this time increasing the number of his bank relationships to more than thirty. Dean Crouch, Vice President of BCC, generated in excess of $250,000 loan participation profits, while increasing the company's participating lender network by more than 10%. Dean also aided in the recruitment of BCC's first lending specialist and developed the company's first network of bank consultants to aid in additional loan sales. Wayne Kindrick, credit underwriter for BCC, led the underwriting effort on sixteen new franchises loans resulting in the origination of $8,100,000 in loans. Wayne also re-drafted BCC's credit policies. Chad Maxwell was the top ABC sales leader qualifying the Kansas City region as the top sales performing region for the recognition period. Woody Ratterman was the second highest ABC sales representative during the recognition period, he is responsible for expanding franchise locations within the Nashville region. Ken Clemmer, had the highest buyer's assistance plans sales during the recognition period, making the Dallas region the top performing region. Bryan Whipple was second in the number of buyer's assistance plan sales during the recognition period, signifying the Kansas City region as the second highest performing region. Tom Sanders facilitated a Florida agency transaction by negotiating with the seller and locating a capable buyer, producing a significant contribution in his short time with ABC. David Ward was outstanding during the recognition period as he was responsible for finding both the buyer and seller for an agency transaction in Illinois. Terry Christensen recruited agents for three agencies during the recognition period, despite his inexperience in their areas, he had previously worked in Brooke's investment sales department. Lisa Gaughan and the life & health department successfully increased revenues over 280% during the recognition period.



Employees honored at black tie affair: Growing into a profit center for Brooke, Kenya Williams successfully completed 48 agent and company transfers and licensed 22 franchise agents with 16 Life & Health Companies. This resulted in combined sales of over $245,000 in annualized premium. Dennis Hannon organized the move of the Dallas regional office in just one weekend, in addition to coordinating two market fairs. Jenny McGraw handled three agency closings in the Dallas region, two within one week, while helping to move the regional office that same weekend, and assisting with two market fairs. Karlene Loflin provided onsite franchise training for eight agencies during the recognition period. This required extensive travel and time on the road for her. Carol Lare successfully facilitated an Illinois agency transition while handling issues with the prior owner, putting good use to her management and interpersonal skills. Shannon Hollenbach's recognition was specifically requested by franchise agents in the Omaha service center for her exceptional performance in supporting agents. Joe Craven negotiated for insurance company contracts to provide a tremendous boost to his Florida agents. He also implemented a program to better monitor new business production of his agents. Jerry Grubba effectively took over the management responsibilities for the Lake City Florida service center while continuing to manage the Tarpon Springs *service center. Susan Merisko assisted in the office relocation, marketing plan development and implementation* for a troubled Colorado agency, preserving the collateral as a result. Greg Salsbury successfully consolidated and moved the Las Vegas service center locations, while coordinating and initiating marketing programs for them also. Jennifer Amstutz improved the process for evaluating agent commission trends and monitoring agent insurance production, as well as being instrumental in the implementation of new on-line procedures. John Maurer has played an essential role in the development and implementation of the Phoenix service center sales incentive program. This has resulted is doubling the application count to approximately 60 applications per week. Maria Rodriguez increased the internal office efficiencies during the recognition period by implementing new internal procedures for cash payments and credit card handling. Terri Lochhead managed the consolidation of two office locations into one as well as administering personnel interviews and hiring and training all of the new staff. Angie Holmes consulted with 25 new franchise agents and completed the corresponding operations reports. Michele Friscia is being recognized for her outstanding coordination and endless hours spent during the relocation of the Overland Park office. Robbie Rooney's department issued 1,191 policies during the recognition period, a 30% increase form a year ago, without hiring additional staff. Kim Despard increased her commission income in 2003, at the same time that she handed off more than $15,000 in renewal business. Becki Weber moved the in house premium finance loans to NFC, which resulted in a 32% increase of premium finance. Bill Greet increased the number of applications that Davidson-Babcock received each month by 58%, as well as building a marketing team to meet with agencies. Cheryl Bishop's program showed an increase of 23% from the previous year, with 510,000 in commissions during this period, generating approximately 56% of Davidson-Babcock's total income. Kim Liermann proved very valuable to Davidson-Babcock's underwriting team in the Omaha office, as she increased her production commission income during this period over the prior year by 26%. Shirley Olsen has worked to bring the Omaha office from red ink to black, outperforming its wholesale agency competitors.



Winners of Sales Competition Celebrate in Cancun, Mexico: Andy Offutt, Denver ABC, won first place with modified net ABC fees of $239,853. Chad Maxwell, Kansas City ABC, placed second with modified net ABC fees of $191,410. Joe Craven, Sherrie Webb and Amanda Derryberry, Nashville P&C Team, were the first place qualifiers with the top modified net BAP fees of $649,208. Gerald Grubba, Tarpon Springs P&C Area, qualified with the best commission performance for area agencies compared to "BASE". Davidson-Babcock winners qualified by meeting commission minimums. Howard Felber was in first place with a $300,000 minimum; Lyn Bower, a $95,000 minimum. Dean Crouch, Lending, was top individual with modified net gain on sales. Terry Chistensen, Investments, qualified as top individual as measured by weighted sales. Michelle Friscia, ABC National Office, placed first with modified net ABC fees of $531,762. Dane Devlin and Angie Holmes, P&C Region, qualified with modified net BAP fees of $1,291,799. Bill Greet, Davidson Babcock, qualified by meeting minimum commission and specified administrative objectives. Lisa Gaughan, L&H, met qualifications as modified net commissions for all individuals exceeded $30,000.

Joe Barnes, 50

Brooke Corporation
Practicing medical physician since 1985

A medical practice owner, community leader and economic development committee member.

Michael Hess, 47

Brooke Corporation, Executive Committee
President of CJD & Associates, LLC since 2002

President of Brooke Corporation from 1996 to 2000. Vice President and Sales officer of Brooke Corporation from 1989 to 1996. Currently serves as Director of Patrons Insurance and Great Plains Mutual Insurance Companies.

Robert Orr, 50

Brooke Corporation, Executive Committee
Chairman and Chief Executive Officer of Brooke Corporation since 1986

Concurrently served as Chairman of Brooke State Bank of Jewell, Kansas from 1991 to 1994, and Chief Executive Officer of Farmers State Bank of Phillipsburg from 1992 to 1995.

John Allen, 55

Brooke Corporation, Audit and Compensation Committee
Chief Operating Officer of the Cincinnati Reds since 1995

Previously Managing Executive of the Cincinnati Reds, Director of Business Operations for Columbus (OH) Clippers and Senior Vice President of GRA, Inc.

Leland Orr, 41

Brooke Corporation, Executive Committee
Chief Financial Officer of Brooke Corporation since 1986

Concurrently served as Processing Center Manager since 1995 and as President of Brooke State Bank of Jewell from 1991 to 1994.

Derrol Hubbard, 47 (not pictured)

Brooke Corporation, Audit and Compensation Committee
Real Estate Development Manager for R.D. Hubbard Enterprises, Inc.

Served in various management capacities with several real estate, gaming and venture capital companies.



Michael Lowry
Brooke Credit Corporation, President

Anita Larson
Brooke Corporation, Corporate Secretary and General Counsel

Kyle Garst
Brooke Corporation, Corporate Vice President

Robert Orr
Brooke Corporation, Chairman and Chief Executive Officer

Michael Hess
CJD & Associates, LLC, President

Leland Orr
Brooke Corporation, President and Chief Financial Officer

Shawn Lowry
Brooke Franchise Corporation, President

Wayne Kindrick (not pictured)
Brooke Credit Corporation, Senior Credit Manager

Dane Devlin (not pictured)
Brooke Franchise Corporation, National Vice President of Operations

Bryan Whipple (not pictured)
Brooke Franchise Corporation, National Vice President of Marketing



Form 10-K

Any stockholder wishing to obtain a copy of Brooke Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary of Brooke Corporation at the corporate mailing address listed below. In addition, our Annual Report on Form 10-K may be accessed directly at *brookecorp.com.*

Anita Larson
Brooke Corporation
PO Box 412008
Kansas City, MO 64141-2008

Registrar and Transfer Agent

American Stock Transfer & Trust Company
New York, NY 10038
(212) 936-5100

Common Stockholder Inquiries

Communications regarding dividends, lost stock certificates, change of address, etc., should be directed to Shareholder Relations Customer Service at (800) 937-5449.

Preferred Stockholder Inquiries

Communications regarding dividends, lost stock certificates, change of address, etc., should be directed to Brooke Corporation's Investment Relations Department at (800) 642-1872.

Auditors

Summers, Spencer, and Callison, CPAs Chartered
5825 SW 29th Street
Topeka, KS 66614

Annual Meeting

Brooke Corporation's 2004 Annual Meeting of Stockholders will be held on Thursday, April 22, 2004 at 9:00 AM at its National Office.

Trading Information

Brooke Corporation's common stock is listed on The American Stock Exchange, LLC (AMEX), trading under the symbol "BXX". From November 14, 2002 until Brooke Corporation's May 28, 2003 listing on AMEX, Brooke Corporation's common stock was posted on the Over The Counter Bulletin Board (OTCBB), trading under the symbol "BOKE". During the first quarter of 2003, stockholders received an additional five shares of Brooke Corporation common stock for every one share held. The following table sets forth information as to the price range of Brooke Corporation's common stock, on a split adjusted basis, for the period of November 14, 2002 through December 31, 2003 as reported on the AMEX and OTCBB listings. The table also sets forth information as to dividends declared per common share, on a split adjusted basis, for the two year period January 1, 2002 through December 31, 2003.

2003 Quarterly Periods	High	Low	Dividends declared per common share
First	10.05	3.67	$.025
Second	10.50	4.75	$.08
Third	9.09	8.15	$.10
Fourth	10.13	8.25	$.10

2002 Quarterly Periods	High	Low	Dividends declared per common share
First	N/A	N/A	$.01
Second	N/A	N/A	$.01
Third	N/A	N/A	$.025
Fourth	5.00	1.83	$.025

As of February 27, 2004 there were approximately 437 stockholders of record of Brooke Corporation's common stock. This number excludes an indeterminate number of stockholders whose shares are held by brokers or "nominees" in street name.

Cautionary Language
Regarding Forward-Looking Statements

This annual report to stockholders contain forward-looking statements, which by their nature involve risks and uncertainties. Brooke Corporation's Annual Report on 10-K contains a description of certain factors that may cause actual results to differ from results contemplated by such statements.

BROOKE®

Brooke National Office

10950 Grandview Drive

Suite 600

Overland Park, Kansas 66210

800.642.1872

Brooke Processing Center

210 West State Street

Phillipsburg, Kansas 67661

800.747.4237